SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Company Registry (NIRE) 35.300.396.090

Publicly-held Company

TABLE OF CONTENTS

1.	Management Proposal	2
2.	Attachment I – Officers Comments (as per item 10 of Attachment 24 of ICVM 480)	5
3.	Attachment II – Allocation of Net Income (as per Attachment 9-1-II of ICVM 481)	42
4.	Attachment III – Information about Management compensation (as per item 13 of Attachment 24 of ICVM 480)	46
5.	Attachment IV – Information about candidates to the positions as members of the Board of Directors (as per items 12.6 to 12.10 of Attachment 24 of ICVM 480)	63

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Company Registry (NIRE) 35.300.396.090

Publicly-held Company

Dear Shareholders

Please find below the Management proposal of Companhia Siderúrgica Nacional (“Company”) about the issues to be resolved at the Company’s Annual Shareholders’ Meeting to be summoned for April 25, 2014.

1. Analysis of the Management accounts, to examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2013.

We propose to the Company’s shareholders to analyze the Management accounts and approve the financial statements for the fiscal year ended December 31, 2013, disclosed on February 28, 2014, at the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), by means of the Periodic Information System (IPE) (“Financial Statements”).

In addition, we point out that, pursuant to item III, Article 9 of CVM Rule nº 481 of December 17, 2009 (“CVM Rule 481/09”), the information mentioned in Attachment I hereto reflects our comments on the Company’s financial condition.

We take this opportunity to clarify that the Company’s Audit Committee advised the approval of the Financial Statements in a meeting held on February 27, 2014, whose extract of the minutes was also made available by the Company at the websites of CVM and BM&FBOVESPA, by means of the Periodic Information System (IPE).

2. Allocation of net income for the fiscal year ended December 31, 2013 and distribution of dividends.

We propose that the net income for the fiscal year ended December 31, 2013 have the following allocation:

12/31/2013
Income for the fiscal year	509,025
Legal reserve	(25,451)
Reversal of statutory w orking capital reserve	316,426
Net income to be allocated	800,000

Allocation:
Dividends distributed	610,000
Interest on equity distributed	190,000
Total dividends and interest on equity distributed	800,000

The allocation indicated above was reflected in the Note 21  to the Company’s Financial Statements and detailed in the Attachment II hereto, drawn up according to item II, Paragraph 1 of Article 9 of CVM Rule 481/09.

Therefore, we propose to ratify (i) the distribution of dividends in the amount of R$210,000,000.00 and the payment of interest on equity in the amount of R$90,000,000.00, approved at the Board of Directors’ Meeting held on August 6, 2013; and (ii) the distribution of dividends in the amount of R$ 400,000,000.00 and the payment of Interest on Equity in the amount of R$100,000,000.00, approved at the Board of Directors’ Meeting held on November 13, 2013.

In this regard, considering that the Company ended the 2013 fiscal year with a net income of R$509,024,800.40, dividends distributed and interest on equity paid to shareholders under the terms of the aforementioned resolutions shall be ratified, which totaled R$800,000,000.00, which were allocated as follows: R$483,573,560.38 to the profit account in 2013 and R$316,426,439.62 to the profit reserve account of previous years (working capital statutory reserve).

3. Definition of Management overall compensation for 2014 fiscal year.

We propose that the Management compensation in 2014 fiscal year is defined in the overall amount of up to R$78,485,750.00.

We inform that at the Company’s Annual Shareholders’ Meeting held on April 30, 2013, the amount of up to R$74,500,000.00 was approved as Management annual overall compensation, and the amount realized in the year was R$29,657,822.00.

The variation between the overall amount approved at the Shareholders’ Meeting and the amount effectively realized in the year was mainly due to the impacts of the world’s macroeconomic condition, which made the Company to postpone to 2014 the plans to implement a Share-Based Variable Compensation Program, with an estimated amount of R$43,290,955.00.

We clarify that the information required for the appropriate analysis of the Management compensation proposal, pursuant to Article 12 of CVM Rule 481/09, can be found in Attachment III hereto.

4. Definition of number of members and appointment of names to compose the Company’s Board of Directors

We propose that the Board of Directors to be elected at the Shareholders’ Meeting, with term of office until the 2015 Annual Shareholders’ Meeting to be composed of eight (8) members, one (1) of them appointed by the Company’s employees, pursuant to Article 14 of the Company’s Bylaws.

We inform that the election of members for the Board of Directors will occur by means of simple vote, composing a complete list of candidates for the vacancies in the Board of Directors, which shall be submitted for shareholders' resolution, except if the adoption of multiple vote process is required.

In the event the adoption of multiple vote process is requested, each common share shall have as many votes as are the vacancies to be filled in in the Company’s Board of Directors and shareholder shall be entitled to accumulate votes in only one candidate or distribute them among several candidates.

We point out that the request to adopt the multiple vote shall be made by shareholders representing, at least, 5% of the Company’s voting capital.

The Company’s controlling shareholders informed the Management that they will appoint to hold the positions as members of the Company’s Board of Directors, with term of office until the 2015 Annual Shareholders’ Meeting, Messrs. Benjamin Steinbruch, business administrator, individual taxpayer’s register (CPF/MF) 618.266.778-87, Jacks Rabinovich, engineer, individual taxpayer’s register (CPF/MF) 011.495.638-34, Aloysio Meirelles de Miranda Filho, attorney, individual taxpayer’s register (CPF/MF) 715.343.187-04, Antonio Bernardo Vieira Maia, business administrator, individual taxpayer’s register (CPF/MF) 510.578.677-72, Fernando Perrone, attorney, individual taxpayer’s register (CPF/MF) 181.062.347-20, Yoshiaki Nakano, business administrator, individual taxpayer’s register (CPF/MF) 049.414.548-04 and Luis Felix Cardamone Neto, business administrator, individual taxpayer’s register (CPF/MF) 042.649.938-73.

Finally, we clarify that pursuant to Article 10 of CVM Rule 481/09, the information about the candidates to the positions as members of the Company’s Board of Directors appointed above are detailed in the Attachment IV hereto.

São Paulo, March 25, 2014

The Management

Companhia Siderúrgica Nacional

ATTACHMENT I

Base Date: 12.31.2013

(as per item 10 of Attachment 24 of CVM Rule 480 of December 7, 2009)

10. OFFICERS’ COMMENTS

10.1

a) general equity and financial conditions
Amounts in R$ thousand	2013	2012	2011
Shareholders' equity	8,069,059	9,007,513	8,417,170
Indebtdness
Loans and borrowings	27,863,222	29,437,673	28,066,918
(-) Cash and cash equivalents	9,995,672	11,891,821	15,417,393
Net debt	17,867,550	17,545,852	12,649,525

b) capital structure and possibility of redeeming shares or quotas
The chart below shows the evolution of the Company’s capital structure over the last three fiscal years, with financing through equity and debt:

Amounts in R$ thousand	12/31/2013	12/31/2012	12/31/2011
Shareholders' equity	8,069,059	9,007,513	8,417,170
Gross debt (loans and borrowings)	27,863,222	29,437,673	28,066,918
Gross debt/Shareholders' equity	3.45	3.27	3.33

Referring to the eventual redemption of shares, the Company, depending on the market’s conditions, may implement share buyback programs. The Company and its subsidiaries did not issue redeemable preferred shares over the last three fiscal years.

c) capacity of payment in relation to the financial commitments assumed

Currently, the Company has a comfortable liquidity position, besides a high cash generation. In addition, the Company has access to several sources of domestic and foreign financing. Hence, the Board of Executive Officers understands that the Company has a sustainable capacity of payment to meet its financial commitments assumed.

The graphs below show the cash and cash equivalents compared to the maturities of loans and financing on December 31, 2013, December 31, 2012 and December 31, 2011.

*Amounts referring to loans and borrowings include the transaction costs.

*Amounts referring to loans and borrowings include the transaction costs.

d) funding sources for working capital and investments in non-current assets

The funding sources for working capital and investment in non-current assets are lines of trade finance, lines of development banks, bonds issued in foreign markets, debentures, bank credit certificates (CCB), besides own funds. These funding sources in the domestic and foreign markets are described in item 10.1(f).

e) funding sources for working capital and investments in non-current assets the Company plans to apply to cover liquidity deficiencies

The Company is always seeking to maximize the return for its shareholders, lengthening debt maturities and improving liquidity conditions. The Board of Executive Officers understands if it is necessary to cover any liquidity deficiency, the Company may take out special lines of credit, credit facility with banks and negotiate with its suppliers.

f) indebtedness levels and characteristics of debts, also describing:
(i)                  Relevant loan and credit facility agreements Relevant loan and credit facility agreements as at December 31, 2013

In thousands of R$

	Consolidated					Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
	Rates (%)	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	105,874	162,290	1,166,615	1,104,271	105,874	162,290	1,166,615	1,104,271
Prepayment	3.51% to 7.50%	207,331	8,954	1,276,717	878,705	343,912	121,962	4,084,099	3,105,474
Perpetual Bonds	7.00%	3,189	2,781	2,342,600	2,043,500
Fixed Rate Notes	4.14 to 10%	156,868	1,265,330	5,505,110	4,802,225	19,439	1,422,531	2,433,517	2,122,809
Import Financing	6.24%		6,813				6,813
	Interest Rate Res. 635/87
BNDES/FINAME		12,356	32,395		10,755	11,334	29,703		9,863
	+ 1.7% and 2.7%
Intercompany	Libor 6M + 2.25 and 3%					737,297	91,505	110,268	634,124
Other	1.40% to 8.00% + 1.2%	49,306	9,860	442,843	409,337
		534,924	1,488,423	10,733,885	9,248,793	1,217,856	1,834,804	7,794,499	6,976,541
LOCAL CURRENCY
	TJLP + 1.5% to 3.2% and
BNDES/FINAME		97,044	346,623	962,684	1,535,255	57,759	253,852	853,379	835,513
	Fixed 2.5% to 10%
	105.8% to 110.8% CDI
Debentures		846,387	128,239	1,932,500	4,436,892	846,387	46,355	1,932,500	2,715,000
	and TJLP + 0.85%
	106.5% to 110.79% CDI
Prepayment		101,330	163,812	5,345,000	4,800,000	79,302	147,713	3,345,000	2,800,000
	and Fixed 8%
CCB	112.5% CDI	1,085,436	62,072	6,200,000	7,200,000	1,085,436	62,072	6,200,000	7,200,000
Intercompany	110.79% CDI					591,423	302,299	1,338,771	1,077,420
Other		8,527	10,983	15,505	16,581	2,119	1,986	2,118	3,973
		2,138,724	711,729	14,455,689	17,988,728	2,662,426	814,277	13,671,768	14,631,906
Total Loans and Borrowings		2,673,648	2,200,152	25,189,574	27,237,521	3,880,282	2,649,081	21,466,267	21,608,447
Transaction Costs and Issue Premiums		(30,841)	(31,030)	(85,951)	(101,939)	(25,588)	(27,578)	(71,607)	(89,958)
Total Loans and Borrowings + Ex-
Transaction Costs		2,642,807	2,169,122	25,103,623	27,135,582	3,854,694	2,621,503	21,394,660	21,518,489

Prepayment balances with the Company’s related parties totaled R$2,943,964 on December 31, 2013 (R$2,339,776 on December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds totaled R$2,452,956 (R$3,545,340 on December 31, 2012).

• Funding Transaction Costs

On December 31, 2013 the funding transaction costs were stated as follows:

	Consolidated		Parent Company
	Current	Non-current	Current	Non-current	IRR (1)
Fixed Rate Notes	1,865	3,830		1,461	6.5% to 10.7%
BNDES	631	2,660	481	2,660	1.44% to 9.75%
Prepayment	8,162	15,766	5,120	2,864	10.08% to 12.44%
Prepayment	2,213	8,368	1,739	7,496	2.68% to 4.04%
CCB	17,472	54,834	17,472	54,834	11.33% to 14.82%
Other	498	493	776	2,292	6.75% to 12.59% and
					10.7% to 13.27%
	30,841	85,951	25,588	71,607

(1) IRR – Annual internal rate of return

•        Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2013, the principal of loans, borrowings and long-term debentures were as follows, per year of maturity:

	Consolidated		Parent Company
2015	3,181,503	13%	3,317,566	15%
2016	3,210,020	13%	2,940,993	14%
2017	3,628,773	14%	3,307,440	15%
2018	3,997,706	16%	3,554,040	17%
2019	3,813,514	15%	2,913,417	14%
2019 onwards	5,015,458	19%	5,432,811	25%
Perpetual Bonds	2,342,600	10%
	25,189,574	100%	21,466,267	100%

•       Raising of loans and amortizations, borrowings and debentures

The table below shows the amortization and funding during current year:

	Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	29,304,704	26,973,247	24,139,992	23,335,636
Funding	1,697,363	3,520,263	1,363,253	2,712,471
Amortization	(4,300,240)	(4,876,453)	(3,991,884)	(4,713,335)
Loss of control in Transnordestina	(3,180,821)
Other (*)	4,225,424	3,687,647	3,737,993	2,805,220
Closing balance	27,746,430	29,304,704	25,249,354	24,139,992

(*) It includes unrealized foreign currency and monetary variations.

In December 2013, the Company fully redeemed the Guaranteed Bonds issued in 2003 through its wholly-owned subsidiary CSN Islands VIII Corp., collateralized by the Company at an annual rate of 9.75% the amount of US$550 million (R$1,270,775) of principal and US$27 million (R$62,295) of interest rates.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, which were fully met as at December 31, 2013.

•       Debentures

i. Companhia Siderúrgica Nacional

6th issue

In September 2012, the Company issued 156,500 non-convertible and unsecured debentures, 106,500 of 1st series debentures and 50,000 of 2nd series debentures, at the unit face value of R$10, totaling R$1,565,000 with 1st series compensatory interest 105.80% p.a. of CDI Cetip and 2nd series 106.00% p.a. to mature in March and September 2015, respectively, both with the option of early redemption.

•       Collaterals

Collaterals granted due to loans are composed of property, plant and equipment, “aval” guarantees and sureties and do not encompass collaterals granted to subsidiaries and jointly-controlled entities. On December 31, 2013, the balance totaled R$4,234 (R$12,233 on December 31, 2012).

Relevant loan and credit facility agreements as at December 31, 2012

In thousands of R$

		Current Liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
	Rates (%)	31/12/2012	31/12/2011	31/12/2012	31/12/2011	31/12/2012	31/12/2011	31/12/2012	31/12/2011

FOREIGN CURRENCY
Prepayment	1% to 3.50%	162.290	381.333	1.104.271	573.388	162.290	381.333	1.104.271	573.388
Prepayment	3.51% to 7.50%	8.954	148.597	878.705	1.281.171	121.962	276.615	3.105.474	3.398.081
Perpetual Bonds	7,00%	2.781	2.553	2.043.500	1.875.800
Fixed Rate Notes	4.14 to 10%	1.265.330	119.030	4.802.225	5.064.660	1.422.531	19.623	2.122.809	3.385.078
Import Financing	6,24%	6.813	25.509		27.310	6.813	6.515		5.758
CCB	1,54%		176.440				176.440
BNDES/FINAME	Interest rate Res. 635/87 + 1.7% and 2.7%	32.395	25.903	10.755	36.750	29.703	23.425	9.863	33.466
Intercompany	Libor 6M + 2.25 and 3%					91.505	534.185	634.124	119.246
Other	1.40% to 8.00% + 1.2%	9.860	105.181	409.337	145.438		87.550
		1.488.423	984.546	9.248.793	9.004.517	1.834.804	1.505.686	6.976.541	7.515.017

DOMESTIC CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and Fixed 2.5% to 10%	346.623	430.432	1.535.255	1.744.727	253.852	226.891	835.513	782.416
Debentures	105.8% to 110.8% CDI and TJLP + 0.85%	128.239	672.073	4.436.892	2.822.424	46.355	655.755	2.715.000	1.150.000
Prepayment	106.5% to 110.79% CDI and fixed 8%	163.812	537.128	4.800.000	4.523.224	147.713	510.072	2.800.000	2.466.667
CCB	112.5% CDI	62.072	101.280	7.200.000	7.200.000	62.072	101.280	7.200.000	7.200.000
Intercompany	110.79% CDI					302.299	1.356.010	1.077.420
Other		10.983	9.509	16.581	37.058	1.986	1.845	3.973	5.528
		711.729	1.750.422	17.988.728	16.327.433	814.277	2.851.853	14.631.906	11.604.611
Total Loans and Borrowings		2.200.152	2.734.968	27.237.521	25.331.950	2.649.081	4.357.539	21.608.447	19.119.628
Transaction Costs and Issue Premiums		(31.030)	(32.885)	(101.939)	(145.445)	(27.578)	(27.398)	(89.958)	(114.133)
Total Loans and Borrowings + Ex-Transaction Costs		2.169.122	2.702.083	27.135.582	25.186.505	2.621.503	4.330.141	21.518.489	19.005.495

Prepayment balances with the Company’s related parties totaled R$2,339,776 on December 31, 2012 (R$2,244,927 on December 31, 2011) and the balances of Fixed Rate Notes e Intercompany Bonds totaled R$3,545,340 (R$3,404,701 on December 31, 2011).

• Funding Transaction Costs

On December 31, 2012 the funding transaction costs were stated as follows:

In thousands of R$

	Consolidated		Parent Company
	Short-term	Long-term	Short-term	Long-term	Interest rate (1)	IRR (2)
Fixed rate notes	1.654	1.717	701	2.490	6.5% to 10%	6.75% to 10.7%
BNDES	510	5.260	307	2,899	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	346	1,453	242	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8.059	14.369	6.707	7.735	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	908	2.969	509	1.874	2.37% and 3.24%	2.68% to 4.04%
CCB	17.472	72.306	17.472	72.306	112.5% CDI	11.33% to 14.82%
Other	848	4.971	427	2.412	105.8% and 110.8% CDI	12.59% and 13.27%
	31,030	101,939	27,578	89,958

(1) TJ – Annual contracted interest rates

(2) IRR – Annual internal rate of return

• Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2012, the principal of loans, borrowings and long-term debentures were as follows, per year of maturity:

In thousands of R$

	Consolidated		Parent Company
2014	2,838,954	10%	3,256,030	15%
2015	3,776,350	14%	3,671,510	17%
2016	3,067,727	11%	2,114,650	10%
2017	3,403,932	12%	2,478,440	11%
2018	3,611,849	13%	2,675,362	12%
2018 Onw ards	8,495,209	31%	7,412,456	34%
Perpetual Bonds	2,043,500	8%		0%
	27,237,521	100%	21,608,447	100%

• Amortization and raising of loans, borrowings and debentures

The table below shows the amortization and funding during current year:

	Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Opening Balance	26,973,247	20,089,447	23,335,636	15,183,349
Amortizations	(4.876.453)	7,824,012	(4,713,335)	7,314,956
Funding	3,520,263	(3,614,606)	2,712,471	(2,818,933)
Other (*)	3,687,647	3,589,735	2,805,220	3,656,264
Closing balance	29,304,704	27,888,588	24,139,992	23,335,636

(*) Including foreign currency and monetary variations.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, which were fully met as at December 31, 2012.

In January 2012, the Company ensured loan contracted by its subsidiary CSN Steel S.L., in the amount of €120,000 thousand, destined to the partial financing to acquire 100% of shares held by Grupo Alfonso Gallardo, S.L.U. (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company, by means of its wholly-owned subsidiary CSN Resources S.A., priced an additional issue of bonds, in the amount of US$200,000 thousand, by reopening the US$1,000,000 thousand bonds and to mature in July 2020.

In September 2012, the Company settled the promissory notes, paying R$800,000 of principal and R$33,277 of interest rates.

• Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue of debentures, paying R$600,000 of principal and R$35,285 of interest rates.

5th issue

In July 2011, the Company issued non-convertible and unsecured 115 debentures, in a single series, at the unit face value of R$10,000 totaling R$1,150,000 with compensatory interest of 110.80% p.a. of CDI Cetip to mature in July 2019 with the option of early redemption.

6th issue

In September 2012, the Company issued 156,500 non-convertible and unsecured debentures, 106,500 of 1st series debentures and 50,000 of 2nd series debentures, at the unit face value of R$10 totaling R$1,565,000 with compensatory annual interest of 1st series at 105.80% p.a. of CDI Cetip and of 2nd series at 106.00% p.a. to mature in March and September 2015, both with the option of early redemption.

ii. Transnordestina Logística

In March 2010, Transnordestina Logística S.A. gained approval from the Development Fund of the Northeast – FDNE, for its 1st private issue of debentures convertible into shares, composed of eight series in the total amount of R$2,672,400. The first, third and fourth series refer to funds to be applied in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module which also includes investments in Suape Port and the reconstruction of the stretch Cabo – Porto Real de Colégio. The second, fifth and sixth series refer to funds to be applied in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be applied in the Missão Velha – Pecém module, which also includes investments in Porto de Pecém.

	Amount	Unit				Balance (R$)
Series	Issued	Face Value	Issue	Maturity	Charges	12/31/2012
1st	336,647,184	R$ 1.00	3/9/2010	10/3/2027	TJLP + 0.85% p.a.	336,647
2nd	350,270,386	R$ 1.00	11/25/2010	10/3/2027	TJLP + 0.85% p.a.	350,270
3rd	338,035,512	R$ 1.00	12/1/2010	10/3/2027	TJLP + 0.85% p.a.	338,036
4th	468,293,037	R$ 1.00	10/4/2011	10/3/2027	TJLP + 0.85% p.a.	468,293
5th	121,859,549	R$ 1.00	9/21/2012	10/3/2027	TJLP + 0.85% p.a.	121,860

• Collaterals

Collaterals granted due to loans are composed of property, plant and equipment, “aval” guarantees and sureties and do not encompass collaterals granted to subsidiaries and jointly-controlled entities.

In thousands of R$

	12/31/2012	12/31/2011
Property, plant and equipment	12,233	19,383
Personal guarantee (*)		87,550
	12,233	106,933

(*) In March 2012, the Company settled the loan with personal guarantee and paid R$89,438.

(ii) other long-term relationship with financial institutions;

Not applicable.

(iii) subordination level between debts;

There is no contractual subordination level between the Company’s unsecured financial indebtedness.

Considering the Company's total current and non-current liabilities, the amount of R$42,313,002 thousand or 99.95% corresponded to unsecured obligations on December 31, 2013, compared to R$42,418,458 thousand or 95.81% on December 31, 2012 and R$36,169,806 thousand or 94.06% on December 31, 2011 (and the unsecured obligations comprise: (i) provisions for tax, social security, labor or civil claims; (ii) installment payments, debts without security interest and debts with personal guarantee.

The unsecured obligations are subject (observing the priority granted by laws to the labor and tax liabilities, in the event of composition with creditors) to preference of Company’s debts which rely on security interest, and they totaled, on December 31, 2013, R$20,478 thousand or 0.05% of the sum of the Company’s current and non-current liabilities, compared to the amount of R$1,857,299 thousand or 4.19% on December 31, 2012 and R$2,182,919 thousand or 5.68% on December 31, 2011 (for the purposes of this comparison, the debts collateralized with third parties assets, including the Company’s subsidiaries for the fiscal years ended in 2012 and 2011 were reclassified as unsecured debts, likewise in 2013, pursuant to the Official Letter – Circular Letter/CVM/SEP/No. 01/2014). The security interest created comprise the pledge and the fiduciary sale of machinery and equipment.

In 2011, the unsecured obligations were still subject to the preference of obligations with floating guarantee in the amount of R$99,807 thousand or 0.26%.

The labor and tax liabilities, as well as the financial debts with security interest, rely on the preferences and prerogatives provided for by laws, in an eventual composition with creditors of the Company.

(iv) any restrictions imposed to the Company, especially, in relation to indebtedness thresholds and contracting of new debts, distribution of dividends, sale of assets, issue of new securities and disposal of share control.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, as exemplified as follows:

Credit facility agreements with BNDES are subject to the “Provisions Applicable to BNDES Agreements”. According to referred provisions, the borrowers, such as the Company, cannot, without the previous consent of BNDES: (i) assume new debts (except for those provided in referred Provisions); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or profit-sharing bonds; and (v) sell or encumber its fixed assets (except in the cases provided for in referred Provisions).

Under the terms of the 5th and 6th issue of the Company’s Debentures, among other provisions, the Company cannot be merged, incorporated or spun off, except if the operation has been previously approved by, at least, 75% of outstanding debentures (except for the intragroup operations, expressly provided for in the debentures indenture), or if the redemption of debentures is ensured to the holders, by its face value plus remuneration, during, at least, 6 months as of the publication of the minutes of the Shareholders’ Meeting referring to this operation.

The Eurobonds issued by the Company’s foreign subsidiaries, among other provisions, foresee that the Company, as guarantor, cannot: (i) be merged, incorporated or sell 100% or a substantial amount of its assets to third parties, except if the Company is an entity resulting from this corporate restructuring or if this entity is a company headquartered in Brazil, in any country of the European Union or in the United States, and assumes guarantor’s obligations; (ii) burden its assets to collateralize debt operations denominated in foreign currency represented by securities traded at the stock exchanges outside Brazil, except under the terms allowed in the operation agreements, or if, at the same time, the Company guarantees referred Eurobonds.

In Export Credit Notes operations, the Company undertakes to: (i) not distribute non-recurring dividends deriving from the sale of direct or indirect control of operating assets to third parties (not pertaining to the economic group to which the Company pertains) to result, cumulatively: (a) in the Company’s incapacity to exercise the direct or indirect control over all or substantial amount of its assets and revenues; and (b) significantly restricts the Company’s capacity to comply with its obligations provided for in the Export Credit Note; and (ii) not carry out spin-offs and/or sale of the Company’s assets to third parties (not composing the economic group to which the Company pertains) whether by means of a single operation or by means of a series of inter-related operations within same fiscal year, whose net revenues and operating income (ebit) account for more than 10% of net revenues and consolidated operating results of the Company’s group, as verified in the financial statements for the year in which referred operation was carried out, without the lender’s previous and express authorization. We clarify there is no restriction to any corporate restructuring and/or activities involving the transfer of mining assets between the Company and and its subsidiaries, including Nacional Minérios S.A. and/or its current controlling shareholders, provided that these operating assets remain under the direct or indirect control of the Company.

g) thresholds for the utilization of financing already contracted

There is a total of R$2,297,779,245.52 available for withdrawal with BNDES, FDNE, FINOR and FNE:

This amount corresponds to the thresholds for the utilization of financing contracted by the companies: Companhia Siderúrgica Nacional, Transnordestina Logística S.A. and CSN Cimentos S.A.

h) relevant changes in each item of the financial statements

As of January 1,2013, the Company started to adopt the IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – “Consolidated Financial Statements”, approved by CVM in December 2012 and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - "Joint Ventures", approved by CVM in November 2012. Therefore, since the proportional consolidation method is no longer allowed, the Company no longer consolidates its jointly-controlled entities Nacional Minérios S.A., MRS Logística S.A. and CBSI – Companhia Brasileira de Serviços e Infraestrutura and started to record them under the equity accounting method. The main impacts were seen in net revenue, cost of products sold, gross and financial income, equity accounting and net income. For comparison purposes, the 2012 consolidated financial statements were reclassified in order to reflect this change.

In addition, due to the partial spin-off of Transnordestina Logística S/A on December 27, 2013 and the effectiveness of the new shareholders’ agreement, the Company no longer consolidates Transnordestina Logística S/A, and now records it under the equity accounting method.

Consolidated Statement of Income (R$ thousand)	2013	2012	2011
Sales revenue from goods and/or services	17,312,432	15,228,589	16,519,584
Cost of goods sold and/or services rendered	(12,422,706)	(11,258,667)	(9,800,844)
Gross profit	4,889,726	3,969,922	6,718,740
Operating income/expenses	(1,769,972)	(3,251,353)	(961,818)
Selling expenses	(874,875)	(773,488)	(604,108)
General and administrative expenses	(485,090)	(467,920)	(575,585)
Other operating income/(expenses)	(568,145)	(2,651,381)	217,875
Equity in the earnings of s ubsidiaries	158,138	641,436
Earnings before financial income and taxes	3,119,754	718,569	5,756,922
Financial income/(expenses)	(2,567,756)	(2,155,841)	(2,166,471)
Net exchange variation of financial instruments	56,157	4,490	160,668
Earnings before tax on income	608,155	(1,432,782)	3,751,119
Income tax and social contribution on income	(74,161)	952,208	(83,885)
Consolidated net income (loss) for the period	533,994	(480,574)	3,667,234
Attributed to controlling shareholders	509,025	(420,113)	3,706,033
Attributed to non-controlling interest	24,969	(60,461)	(38,799)

Comparison of results referring to the fiscal years ended December 31, 2013 and December 31, 2012:

Net revenue from sales and/or services

In 2013, the consolidated net revenue totaled R$17,312 million, 14% up on 2012, mainly due to higher revenue from steel and mining sectors.

Cost of products and services sold

In 2013, the consolidated cost of products sold totaled R$12,423 million, 10% up on 2012, basically due to higher volume sold by the steel segment and increased production costs of steel segment.

Gross profit

The gross profit totaled R$4,890 million in 2013, 23% up on 2012, due to the factors mentioned above.

Selling, general and administrative expenses

In 2013, selling, general and administrative expenses of R$1,360 million were 10% up on 2012, due to a greater sales effort.

Other Operating Income/Expenses

In 2013, “Other Operating Income/Expenses” totaled R$568 million, a 79% drop over the previous year, chiefly due to the non-recurring effect in 2012 of reclassification of accumulated investment losses in shares recorded as available for sale.

Equity in the earnings of subsidiaries

In 2013, the equity in the earnings of subsidiaries was positive at R$158 million compared to a positive result of R$641 million in 2012. This reduction is basically due to the adhesion of its jointly-controlled entity Namisa to the tax recovery program (REFIS) in 2013.

Net Financial Result

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million, basically due to:

  R$220 million decrease in financial income, from R$392 million in 2012 to R$172 million in 2013, mainly due to R$52 million decrease in earnings from financial investments and due to the non-recurring effect of R$115 million in 2012;
  R$192 million increase in financial expenses, from R$2,548 million in 2012 to R$2,740 million, chiefly from the R$277 million effect due to the Company’s adhesion to the tax recovery program (REFIS) in 2013.

Provision for Deferred Income Tax and Social Contribution

In 2013, the Company recorded deferred income tax and social contribution expense of R$74 million, compared to deferred income tax and social contribution income of R$952 million in 2012.

Consolidated Net Income

In 2013, CSN recorded a consolidated net income of R$534 million, an increase of R$1.0 billion compared to the previous year, due to higher gross profit and the aforementioned non-recurring effects.

Comparison of results referring to the fiscal years ended December 31, 2012 and December 31,2011:

Net Revenues from Sales and/or Services

In 2012, the consolidated net revenue totaled R$15,229 million, a decrease of R$1,291 million compared to R$16,520 million recorded in 2011, mainly due to:

• R$1,667 million reduction in net revenues with the Company’s adoption of IFRS 10 and IFRS 11;

• R$376 million in net revenues, 19% increase in steel products sales, which reached 5.8 million tonnes in 2012.

Cost of products sold and services rendered

In 2012, the cost of products sold totaled R$11,259 million, a R$1,458 million increase compared to R$9,801 million recorded in 2011, basically due to:

• R$2,271 million increase in costs of goods sold, with higher volume of steel sold and increase in the production costs of steel and mining sectors;

• R$813 million reduction with the Company’s adoption of IFRS 10 and IFRS 11.

Gross profit

The gross profit totaled R$3,970 million in 2012, a R$2,749 million reduction compared to the gross profit of R$6,719 million recorded in 2011, due to:

• R$376 million increase in net revenues;

• R$2,271 million increase in the cost of products sold;

• R$854 million reduction with the Company’s adoption of IFRS 10 and IFRS 11.

Selling, general and administrative expenses

In 2012, the selling, general and administrative expenses totaled R$1,241 million, a R$61 million increase over 2011, chiefly due to:

• Increased iron ore freight expenses and consolidation of SWT results as of February 2012;

• R$267 million decrease with the Company’s adoption of IFRS 10 and IFRS 11.

Other Operating Income/Expenses

In 2012, “Other Operating Income/Expenses” of the Company recorded a negative result of R$2,651 million, compared to a positive result of R$218 million in 2011, chiefly due to:

• A non-recurring effect of R$2,023 million in 2012 due to the reclassification of accumulated losses of investments in shares recorded as available for sale;

• Non-recurring gain of R$698 million in 2011, referring to the CSN’s divestment in Riversdale Mining Limited’s capital.

Net Financial Result

In 2012, the Company’s net financial result was negative at R$2,151 million, compared to a negative result of R$2,006 million in 2011, chiefly due to the Company's adoption of IFRS 10 and IFRS 11.

Provision for Deferred Income Tax and Social Contribution

In 2012, the Company recorded deferred income tax and social contribution income of R$952 million, and deferred income tax and social contribution expense in 2011 of R$84 million.

Consolidated Net Income

In 2012, the Company recorded losses of R$480 million compared to a net income of R$3,667 million in 2011, chiefly due to:

• Non-recurring effect of R$1,335 million in 2012 net income due to the reclassification of accumulated losses of investments in shares recorded as available for sale;

• Non-recurring gain of R$698 million in 2011 referring to CSN’s divestment in Riversdale Mining Limited’s capital;

• Decrease in the aforementioned gross profit.

Balance Sheet of the Company (consolidated) – R$ thousand:

Comparison of main consolidated equity accounts as of December 31, 2013, December 31, 2012 and December 31, 2011 prepared under the IFRS and CPCs.

Balance Sheet (Consolidated)	2013	AV¹	AH²	2012	AV¹	AH²	2011	AV¹
ASSETS
Current assets	16,402,042	32.5%	-14.1%	19,098,586	35.8%	-13.0%	21,944,306	46.8%
Cash and cash equivalents	9,995,672	19.8%	-15.9%	11,891,821	22.3%	-22.9%	15,417,393	32.9%
Trade accounts receivable	2,522,465	5.0%	-5.2%	2,661,417	5.0%	64.7%	1,616,206	3.4%
Inventory	3,160,985	6.3%	-6.8%	3,393,193	6.4%	-9.2%	3,734,984	8.0%
Recoverable taxes		0.0%			0.0%			0.0%
Other current assets	722,920	1.4%	-37.3%	1,152,155	2.2%	-2.0%	1,175,723	2.5%

Non-current assets	34,000,497	67.5%	-0.5%	34,184,683	64.2%	37.1%	24,925,396	53.2%
Financial investments valued at amortized cost	30,756	0.1%	-73.7%	116,753	0.2%	-16.4%	139,679	0.3%
Deferred taxes	2,770,527	5.5%	27.3%	2,177,079	4.1%	18.3%	1,840,773	3.9%
Receivables from related parties		0.0%			0.0%		115,549	0.2%
Other non-current assets	1,835,325	3.6%	12.8%	1,627,139	3.1%	-41.1%	2,760,720	5.9%
Investments	13,487,023	26.8%	24.4%	10,839,787	20.3%	419.1%	2,088,225	4.5%
Property, plant and equipment	14,911,426	29.6%	-19.5%	18,519,064	34.8%	6.6%	17,377,076	37.1%
Intangible assets	965,440	1.9%	6.7%	904,861	1.7%	50.0%	603,374	1.3%

TOTAL ASSETS	50,402,539	100%	-5.4%	53,283,269	100%	13.7%	46,869,702	100%

Current liabilities	5,564,230	11.0%	-11.4%	6,550,899	12.3%	0.8%	6,496,947	13.9%
Payroll and labor liabilities	208,921	0.4%	13.0%	184,963	0.3%	-8.6%	202,469	0.4%
Trade accounts payable	1,102,037	2.2%	-45.6%	2,025,461	3.8%	64.4%	1,232,075	2.6%
Taxes payable	304,095	0.6%	-12.3%	272,766	0.5%	-16.1%	325,132	0.7%
Loans and borrowings	2,642,807	5.2%	21.8%	2,169,122	4.1%	-19.7%	2,702,083	5.8%
Provisions for tax, social security, labor and civil claims	333,519	0.7%	5.4%	316,547	0.6%	3.2%	306,743	0.7%
Other liabilities	972,851	1.9%	-19.4%	1,582,040	3.0%	-8.5%	1,728,445	3.7%

Non-current liabilities	36,769,250	73.0%	-3.3%	37,724,857	70.8%	18.1%	31,955,585	68.2%
Loans and borrowings	25,103,623	49.8%	-7.5%	27,135,582	50.9%	7.7%	25,186,505	53.7%
Deferred taxes	268,833	0.5%	12.8%	238,241	0.4%	529.4%	37,851	0.1%
Other liabilities	10,061,571	20.0%	8.3%	9,009,049	16.9%	61.1%	5,593,520	11.9%
Provisions for tax, social security, labor and civil claims	479,664	1.0%	29.0%	371,697	0.7%	7.3%	346,285	0.7%
Health and pension plan	485,105	1.0%	-14.2%	565,591	1.1%		469,050	1.0%
Other provisions	370,454	0.7%	-8.5%	404,697	0.8%	25.5%	322,374	0.7%

Shareholders' equity	8,069,059	16.0%	-10.4%	9,007,513	16.9%	7.0%	8,417,170	18.0%
Paid-up capital	4,540,000	9.0%	0.0%	4,540,000	8.5%	170.1%	1,680,947	3.6%
Capital reserves	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%
Profit reserves	2,839,568	5.6%	-23.1%	3,690,543	6.9%	-51.9%	7,671,620	16.4%
Other comprehensive income	716,972	1.4%	85.6%	386,324	0.7%	-128.3%	(1,366,776)	-2.9%
Non-controlling interest	(27,511)	-0.1%	-107.0%	390,616	0.7%	-9.4%	431,349	0.9%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,402,539	100%	-5.5%	53,283,269	100%	13.7%	46,869,702	100%

Comparison between the balance sheets as of December 31, 2013 and December 31, 2012

Current Assets

Cash and cash equivalents: the balance of cash and cash equivalents was R$9,995 million, 16% down over R$11,892 million recorded on December 31, 2012, mainly composed of financial investments in government and private bonds and investments at first-tier banks. On December 31, 2013, the variation of cash balance of R$1,896 million is chiefly due to R$1,026 million increase in the cash used in financing activities and R$331 million in cash generation deriving from operating activities, partially offset with R$856 million decrease in investment activities, due to the deconsolidation of TLSA, as described in 2013 Cash Flows.

Trade accounts receivable: on December 31, 2013, trade accounts receivable totaled R$2,522 million, 5% down on 2012. This variation is chiefly due to dividends received from Namisa referring to 2011 and reduction of receivable average term, from 32 days in 2012 to 30 days in 2013.

Inventories: On December 31, 2013, CSN’s inventories totaled R$3,161 million, 7% down on December 31, 2012, due to better management of inventories, reducing the inventories average turnover from 78 days in 2012 to 64 days in 2013.

Other current assets: 37% decrease, from R$1,152 million on December 31, 2012 to R$723 million on December 31, 2013, a R$429 million variation, chiefly due to the termination of escrow deposit with CSN Island VII which in December 2012 recorded the amount of R$426 million.

Non-current assets

Deferred taxes: on December 31, 2013, the long-term deferred taxes totaled R$2,770 million, 27% up on 2012. This positive variation of R$593 million is chiefly due to an increase of deferred income tax and social contribution on tax losses generated in 2013.

Investments: on December 31, 2013, the investments account was R$13,487 million, 24% up on the balance recorded on December 31, 2012 of R$10,840 million, basically composed of investments in the jointly-controlled entities Namisa, MRS and CBSI, which previously were proportionally consolidated and now are recorded under the equity method. In addition, due to the partial spin-off of Transnordestina Logística S/A on December 27, 2013 and the resulting effectiveness of a new shareholders’ agreement, the Company no longer consolidates Transnordestina Logística S/A and now record it by the equity method.

Property, plant and equipment: on December 31, 2013, the balance of property, plant and equipment totaled R$14,911 million, a 20% reduction, or R$3,608 million chiefly due to the deconsolidation of property, plant and equipment, mainly works in progress of the jointly-controlled entity Transnordestina Logística S/A.

Liabilities

Trade accounts payable: on December 31, 2013, the balance of trade accounts payable was R$1,102 million, 46% down on December 31, 2012. In the period, the average term of trade accounts payable decreased from 62 days in 2012 to 26 days in 2013, mainly due to higher settlement of suppliers’ invoices with the inauguration of the long steel plant by the end of 2013.

Loans, Borrowings and Debentures: the Company’s consolidated gross indebtedness totaled R$27,746 million, 5% down on R$29,305 million recorded on December 31, 2012. The main factors which influenced the decrease of net indebtedness in the period were:

- Deconsolidation of Transnordestina Logística S.A.’s debt in the amount of R$3,201 million, mostly composed of debentures;

- Full redemption of Guaranteed Bonds issued in 2003, by means of its wholly-owned subsidiary CSN Islands VIII Corp., collateralized by CSN, at an annual rate of 9.75% in the amount of R$1,271 million (principal) and R$62 million (interest rates);

- Other effects which increased net indebtedness by R$309 million.

Pension plan and health insurance: the balance of R$485 million on December 31, 2013 basically refers to the post-employment health insurance, in the amount of R$474 million, and the decrease compared to December 31, 2012 is basically due to an increase of nominal discount rate.

Shareholders’ equity: on December 31, 2013, the shareholders’ equity was R$8,069 million, a decrease of R$938 million compared to shareholders’ equity on December 31, 2012, chiefly due to (i) R$800 million referring to the payment of dividends and interest on equity, (ii) R$400 million reduction referring to the non-controlling interest due to the loss of control and subsequent deconsolidation of Transnordestina Logística S/A (iii) partially offset by comprehensive income of R$331 million.

Comparison between the balance sheets as of December 31, 2012 and December 31, 2011

Current assets

Cash and cash equivalents: mainly composed of financial investments in government, private bonds and investments in first-tier banks. On December 31, 2012, the balance of cash and cash equivalents was R$11,892 million, 22% down on R$15,417 million on December 31, 2011. The variation of cash balance of R$3,525 million is chiefly due to the R$2,553 million reduction in cash and cash equivalents, with the Company’s adoption of IFRS 10 and IFRS 11, besides cash generation deriving from operating activities of R$2,529 million, partially offset by cash used in financing activities of R$856 million and in investment activities of R$3,102 million, as described in 2012 Cash Flows.

Trade accounts receivable: on December 31, 2012, trade accounts receivable totaled R$2,661 million, 64% up on 2011. This variation is chiefly due to a R$867 million increase with the Company’s adoption of IFRS 10 and IFRS 11 and an increase of steel products sale in the domestic and foreign markets.

Inventories: on December 31, 2012, CSN’s inventories totaled R$3,393 million, 9% down on December 31, 2011, due to R$187 million reduction in inventories with the Company’s adoption of IFRS 10 and IFRS 11 and better inventory management.

Non-current assets

Deferred taxes: on December 31, 2012, the long-term deferred taxes totaled R$2,177 million, 18% up on 2011. This positive variation of R$336 million is chiefly due to R$195 million reduction with the Company’s adoption of IFRS 10 and IFRS 11 and an approximate increase of R$478 million in deferred income tax and social contribution over tax losses.

Investments: on December 31, 2012, the investment account was R$10,840 million, 419% up on the balance recorded on December 31, 2011 of R$2,088 million, due to the adoption of IFRS 10 Consolidated Financial Statements as of January 1, 2013, corresponding to CPC 36 (R3) – “Consolidated Financial Statements” and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - “Joint Ventures”, no longer consolidating its jointly-controlled entities Namisa, MRS Logística and CBSI, and now recording them by the equity method. In addition, the available-for-sale securities recorded a variation 13% up on the balance recorded in December 2011.

Property, plant and equipment: on December 31, 2012, the balance of property, plant and equipment totaled R$18,519 million, a 6% increase chiefly due to the Company’s consolidated investments made in the period, mainly in the projects: (i) expansion of Casa de Pedra mine and Itaguaí Port (R$381 million) and (ii) the construction of long steel plant in Volta Redonda (R$454 million). On the other hand, a reduction of R$1,890 million was recorded due to the Company’s adoption of IFRS 10 and IFRS 11.

Intangible assets: on December 31, 2012, the balance of intangible assets was R$905 million, an increase of R$301 million compared to December 31, 2011, basically due to the goodwill deriving from SWT acquisition in January 2012. On the other hand, a reduction of R$371 million was recorded due the Company’s adoption of IFRS 10 and IFRS 11.

Liabilities

Loans, borrowings and debentures: the Company’s consolidated gross indebtedness totaled R$29,305 million, 5% up on R$27,889 million recorded on December 31, 2011. The main factors that contributed to debt increase in the period were:

- New funding in the amount of R$3,722 million;

- Other effects that increased debt by R$3,363 million.

- Disbursements of R$4,822 million offset these effects with debt amortization.

- R$847 million reduction with the Company’s adoption of IFRS 10 and IFRS 11;

Provisions: on December 31, 2012, this item recorded a balance of R$1,953 million, 5% up on the balance as of December 31, 2011.

Other liabilities: on December 31, 2012, the balance of R$10,591 million is chiefly due to a R$4,981 million increase, with the Company’s adoption of IFRS 10 and IFRS 11, besides tax installment payment, in the amount of R$1,252 million and liabilities with related parties in the amount of R$3,387 million. The liabilities with related parties mainly refer to advance from clients received from the jointly-controlled entity Nacional Minérios S.A., due to the Company’s contractual obligation to supply iron ore and port services.

Pension plan and health insurance: the balance of R$566 million on December 31, 2012 basically refers to the post-employment health insurance, in the amount of R$548 million.

Shareholders’ Equity: on December 31, 2012, the shareholders’ equity was R$9,008 million, R$591 million increase in relation to the shareholders’ equity on December 31, 2011, basically due to an increase of R$2,859 million in the Company’s capital stock approved at the Board of Directors’ meeting of May 10, 2012 and the R$1,753 million variation in other comprehensive income, partially offset by a reduction of R$3,981 million in the profit reserve.

Cash Flows

R$ thousand

Cash Flow	2013	2012	2011
Net cash from operating activities	2,198,079	2,528,973	4,201,780
Net cash used in investment activities	(2,245,806)	(3,102,210)	(5,275,011)
Net cash from financing activities	(1,881,419)	(855,779)	4,740,715
Foreign exchange variation on cash and cash equivalents	32,997	(119,853)	1,510,631
Increase (decrease) in cash and cash equivalents	(1,896,149)	(1,548,869)	5,178,115

As of January 1,2013, with the adoption of IFRS 10 Consolidated Financial Statements, corresponding to CPC 36 (R3) – “Consolidated Financial Statements” and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - “Joint Ventures, the Company no longer consolidates its jointly-controlled entities Namisa, MRS Logística and CBSI and now record them by the equity method”. For comparison purposes, the 2012 consolidated cash flows were adjusted in order to reflect this change.

Comparison between 2013 and 2012 cash flows

The Company’s free cash flow in 2013 was negative at R$1,896 million, compared to a negative cash flow of R$1,549 million in 2012.

Operating Activities

The generation of operating cash was R$2,198 million and R$2,529 million in 2013 and 2012, respectively. The R$330 million reduction in the cash deriving from operating activities is mainly due to R$269 million increase in the Company’s working capital, basically due to a variation in the trade accounts payable.

Investment Activities

The cash flow used in investment activities was R$2,245 million in 2013 and R$3,102 million in 2012. The R$857 million reduction is chiefly due to:

• Receivables deriving from derivative operations of approximately R$426 million in 2013, due to the settlement of CSN Island VIII’s swap;

• R$301 million variation basically due to the effect of SWT acquisition in 2012;

• R$246 million reduction of investments in fixed assets;

• Deconsolidation of cash and cash equivalents when sharing control of TLSA in the total amount of R$ 146 million.

Financing Activities

The cash flow used in financing activities in 2013 was R$1,881 million. The R$1,025 million variation compared to 2012, due to a reduction of R$1,317 million in funding and amortizations, an increase of R$461 million of dividends and interest on equity, partially offset by R$800 million variation, due to a disbursement in 2012 related to SWT acquisition.

Comparison between 2012 and 2011 cash flows

The Company’s free cash flow in 2012 was negative at R$1,549 million compared to a positive free cash flow of R$5,178 million in 2011.

Operating Activities

The generation of operating cash was R$2,529 million and R$4,202 million in 2012 and 2011, respectively. A R$1,673 million reduction in cash deriving from operating activities, is chiefly due to a R$2,253 million reduction in view of a cash effect of net income and R$580 million reduction in the Company’s working capital.

Investment Activities

The cash flow used in investment activities was R$3,102 million in 2012 and R$5,275 million in 2011. A reduction of R$2,173 million is mainly due to a R$1,664 million reduction of investments in fixed assets.

Financing Activities

The cash flow used in financing activities in 2012 was R$856 million compared to a cash flow generated by financing activities of R$4,741 million in 2011. The difference of R$5,596 million derives from the following factors:

• R$4,303 million reduction in loans and borrowings;

• R$960 million increase in amortizations; and

• R$803 million referring to SWT acquisition.

These effects were partially offset by R$657 million reduction in payments of dividends and interest on equity.

10.2

a) Company’s results of operations, especially

(i) Description of any relevant revenue component

The Company is highly integrated, operating in the entire steel production chain, from the extraction of iron ore until the production and trade of coils, tin-coated for packages, shapes, including interest in railways, port terminals, production of cement and electricity generation.

The Company’s production integrated system, combined to the quality of management, makes the Company to have one of the world’s steel lowest production costs.

The Company seeks to maximize the return to its shareholders through a concentrated performance in five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) electricity.

1. Mining

1.1. Iron Ore

The owned mine Casa de Pedra, located in the municipality of Congonhas, in the state of Minas Gerais, supplies the Company with the iron ore necessary for its steel production.

In July 2007, the Company by means of its jointly-controlled entity, Nacional Minérios S.A. (“Namisa”), acquired Companhia de Fomento Mineral, located in the state of Minas Gerais, with mines close to Casa de Pedra, increasing its production capacity.

Also in 2007, the Company entered in the iron ore overseas market through Namisa.

The highest amount of the Company’s net revenues referring to the trading of iron ore derive from exports, mainly to Asia, especially China. CSN, jointly with Namisa, has been consolidating its position as a relevant player in the iron ore seaborne market.

Considering total sales of iron ore finished products of Casa de Pedra mine and Namisa, CSN traded 25.7 million tonnes in 2013, of which 10.3 million tonnes were traded by Namisa. In addition, in 2013, the Company produced and destined to own consumption 5.7 million tonnes of iron ore.

In 2012, considering total sales of iron ore finished products from Casa de Pedra mine and Namisa was 25.8 million tonnes, 14 million tonnes sold by Namisa. The volume destined to own consumption was 6.1 million tonnes of iron ore.

In 2011, considering total sales of iron ore finished products from Casa de Pedra mine and Namisa was 29.3 million tonnes, of which 13.7 million tonnes were sold by Namisa. The volume produced and destined to own consumption was 6.8 million tonnes of iron ore.

1.2. Limestone

The limestone mine of Bocaina, located in Arcos/MG, is in charge of supplying calcitic and dolomitic limestone, metal flux consumed by CSN to produce steel at Presidente Vargas steel mill (“UPV”) in Volta Redonda-RJ. In 2013, the mine supplied to UPV approximately 1.89 million tonnes/year of steel limestone for steel production and 0.92 million tonnes/year of non-steel limestone to produce clinker in Arcos.

In 2012, the mine supplied nearly 2.1 million tonnes of steel limestone for steel production, besides 0.8 million tonnes of non-steel limestone for clinker manufacturing.

In 2011, the mine supplied nearly 1.9 million tonnes of steel limestone for steel production, besides 0.5 million tonnes of non-steel limestone for clinker manufacturing.

On its turn, the clinker plant, main raw material to produce cement supplied 0.7, 0.6 and 0.3 million tonnes of clinker in 2013, 2012 and 2011, respectively for CSN Cimentos milling unit located in Presidente Vargas steel mill (UPV), in Volta Redonda.

1.3. Tin

One of the essential raw materials to produce tin plates is tin, produced by Estanho de Rondônia S.A (“ERSA”), a CSN’s subsidiary, with installed production capacity of approximately 3.6 thousand tonnes/year of tin. ERSA is composed of Mineração Santa Bárbara, Itapuã do Oeste, from where cassiterite is extracted, and tin works in Ariquemes, from where tin is obtained, both in the state of Rondônia.

The tin produced by ERSA is consumed by the Company in the production of tin plate at Presidente Vargas steel mill. ERSA’s tin sales to Presidente Vargas steel mill stood at 1.1, 0.8 and 0.5 million tonnes in 2013, 2012 and 2011, respectively.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is liable for the shipment of entire iron ore transacted by the Company in the seaborne market. In addition, other products are unloaded at Tecar, such as coal, oil coke, sulfur and zinc concentrate for own consumption and several clients.

In 2013, Tecar shipped 28.9 million tonnes of own and third parties iron ore and 3.1 million tonnes of coal, coke and other reducers were unloaded, besides 55,000 tonnes of clinker for own consumption.

In 2012, Tecar shipped 27 million tonnes of own and third parties iron ore and 3.2 million tonnes of coal, coke and other reducers were unloaded, besides 87,000 tonnes of clinker for own consumption.

In 2011, Tecar shipped 29.8 million tonnes of own and third parties iron ore and 3.6 million tonnes of coal and coke for own consumption and several clients were unloaded.

In 2013, Tecar shipped 28.9 million tonnes of own and third parties iron ore and 3.1 million tonnes of coal, coke and other reducers were unloaded, besides 55,000 tonnes of clinker for own consumption.

In 2012, Tecar shipped 27 million tonnes of own and third parties iron ore and 3.2 million tonnes of coal, coke and other reducers were unloaded, besides 87,000 tonnes of clinker for own consumption.

In 2011, Tecar shipped 29.8 million tonnes of own and third parties iron ore and 3.6 million tonnes of coal and coke for own consumption and several clients were unloaded.

2. Steel

Dominating the entire steel production chain, the Company serves several industry segments, with a diversified line of high added-value line of products. The Company produces the most varied types of galvanized covered anti-corrosion materials and less susceptible to price fluctuations in the international market.

The main markets serviced by the Company are: automotive; civil construction; large chains (distribution); white goods (household appliances); OEM (capital goods) and metal packages.

The Company has five lines of galvanization in Brazil, thus distributed: three lines in Presidente Vargas steel mill, in Volta Redonda, one line in Porto Real, state of Rio de Janeiro and another one in CSN branch located in the state of Paraná, in Araucária, where it operates cold strip mill and pre-painting processes.

CSN also relies on three foreign subsidiaries: CSN LLC, installed in Terre Haute, in the State of Indiana, USA, which operates cold strip mill and galvanization, Lusosider in Paio Pires, Portugal, which also produces covered rolled steel and Stahlwerk Thüringen GmbH (“SWT”), installed in Unterwellenborn, Germany, which produces steel shapes, with annual production capacity of 1.1 million tonnes. SWT acquisition in 2012 sets CSN’s entry into the long steel segment.

CSN has an installed capacity of 1 million tonnes/year of tin plate, largely used in the package sector. The Company also produces the Galvalume, steel covered with zinc and aluminum, which combines brightness and durability, besides pre-painted steel, both largely applied in the civil construction and white goods sectors.

At the end of 2013, a unit in Volta Redonda was inaugurated, which manufacturers, long steel, with annual production capacity of 500,000 tonnes, among concrete reinforcing bars and wire rod.

2.1 - Presidente Vargas steel mill

The Company’s main steel unit, the Presidente Vargas steel mill has an annual installed capacity of 5.6 million tonnes of raw steel. In 2013, the production of raw steel reached 4.5 million tonnes. The production of rolled steel reached 4.6 million tonnes. In 2012, 4.8 million tonnes of raw steel were produced and 4.6 million tonnes of rolled steel. In 2011, 4.9 million tonnes of raw steel and 4.7 million tonnes of rolled steel were produced.

2.2- Porto Real Branch

CSN’s branch in Porto Real is strategically located between the cities of Rio de Janeiro and São Paulo, mainly serving the automotive sector, with a wide range of international standard products and services. It relies on one line of hot galvanization, cutting services and a modern laser solder center. In 2013, its production reached 354,000 tonnes, basically targeting the automotive sector, while in 2012, the production reached 300,000 tonnes and in 2011, the production totaled 242,000 tonnes.

2.3 – Cia. Metalic Nordeste

CSN’s subsidiary, Cia. Metalic Nordeste, with head offices in the state of Ceará, is a manufacturer of two piece steel beverage cans, also produces aluminum cover caps for beverage cans.

In 2013, Metalic sold 507 million cans and 681 million caps, while in 2012 and 2011, 518 million and 686 million cans were sold, respectively.

2.4- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. With the Latin America’s largest industrial complex concerned with the production of steel packages and lithograph services, Prada has two plants located in São Paulo where its lithographic complex is located and the manufacturing of packages for chemical aerosol products and one in Uberlândia-MG concerned with food packages, representing a relevant tin mill steel client of CSN. Prada also operates in the distribution and services market. Currently, in the Southeast region, it owns a Services Center and six distribution centers of productions, such as: sheets, blanks, coils, UDC shapes, welded tubes, steel deck and metal roof for the most diverse industry segments. Prada is amongst the largest companies in the flat steel distribution and processing segment and by means of a wide range of cutting services, structure and logistics, adding value to CSN’s product portfolio.

Its lines are capable of meeting volumes and technical specifications required by food, chemistry, aerosol and services industries.

In 2013, Prada by means of the distribution segment sold 386,000 thousand tonnes of products, besides providing processing services in 43,000 tonnes of steel. In 2012 and 2011, 435,000 and 468,000 tonnes were sold, respectively, through the distribution segment.

2.5- Companhia Siderúrgica Nacional, LLC

Companhia Siderúrgica Nacional LLC (“CSN LLC”) located in the United States administers a cold rolled steel and galvanization mill, installed in the State of Indiana. In 2013, 297,000 tonnes of cold rolled and galvanized coils were produced and sold in LLC. While in 2012 and 2011, this unit produced 258,000 tonnes and 260,000 tonnes, respectively of these same products.

2.6- Lusosider Projectos Siderurgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos, S.A. (“Lusosider”) operates the cold rolling and hot galvanization. In 2013, it produced and sold in the European market, 276,000 tonnes of galvanized products, cold rolled steel and pickled oil/oiled coil, while in 2012 and 2011, these volumes reached 208,000 and 242,000 tonnes, respectively.

2.7- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH (“SWT”), consolidating its results as of February 2012. Located in Unterwellenborn, Germany, the plant is specialized in the production of steel shapes employed in construction.  In 2013, SWT produced and sold in the European market, 755,000 tonnes of steel shapes and in 2012, this volume added 724,000 tonnes of shapes.

3. Logistics

3.1 Port

Tecon, containers and general cargo terminal, administered by Sepetiba Tecon S.A., a CSN’s subsidiary, in 2013 handled over 257,000 containers, 33.8 thousand tonnes of steel products and 21.6 thousand tonnes of general cargo.

3.2 Railway

CSN holds interest in three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

MRS operates the railway which connects Casa de Pedra mine to Presidente Vargas steel mill and to the terminals at the Itaguaí Port. In 2013, MRS carried 156 million tonnes, volume 0.43% higher than in 2012 when 155 million tonnes were carried, a volume 2% higher than in 2011.

CSN directly and indirectly holds 33.27% of MRS Logística’s voting capital, which operates the former Southeast Network of Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro – São Paulo - Belo Horizonte connection.

MRS’s main performance segment is those clients referred to as heavy haul (ore, coal and coke loads), carrying approximately 115 million tonnes, corresponding to 74% of total amount carried by the Company, as well as long-term agreements.

In the containers sector, MRS maintained its position among the largest domestic railway sector carriers, by carrying 61.6 thousand containers in 2013.

The railway transportation services rendered by MRS are essential in the supply of raw materials and flow of final products. The total amount of iron ore, coal and coke consumed by Presidente Vargas steel mill is carried by MRS, as well as part of steel produced by CSN.

TLSA

TLSA, with the federal government’s support is building the railway Nova Transnordestina, with an extension of 1,728 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected operation capacity is 30 million tonnes/year which must play an important role in the development of the Northeast region and create a logistics option for the local economic development, in the oil and byproducts, grains, mining, agriculture and other sectors. On December 31, 2013 CSN’s stake in TLSA was 77.3%.

On December 27, 2013, the partial spin-off of TLSA was approved, as well as the merger of spun-off portion by FTL – Ferrovia Transnordestina Logística. The spin-off comprises part of a business reorganization proposal and resulted in the separation to FTL, of almost the total assets connected to the Network I which comprises the railway stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo and Recife to Macau, and the maintenance in TLSA of assets and liabilities connected to the Network II which comprises the railway stretches between the cities of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém.

FTL

CSN holds 88.4% interest in FTL, operator of RFFSA’s former northeast network, which crosses seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with total extension of 4,534 km, with current transportation capacity of approximately two million tonnes/year, pointing out the transportation of fuel, cement, aluminum and ore, among other products.

In December 2013, first month of FTL operation, 100,000 tonnes were carried, pointing out the transportation of fuel, cement, aluminum and ore, among other products, especially in the stretch between São Luís, Teresina and Fortaleza.

4. Energy

CSN is one of Brazil’s largest electricity industrial consumers, which ranks it in an outstanding position together with other large Electro-intensive Groups. Thus, since 1999, CSN has been investing in electricity generation projects, aiming to ensure its self-sufficiency. Its assets in this segment are Itá hydroelectric power plant in Santa Catarina, where CSN holds 29.5%, corresponding to an average 167 MW, by means of 48.75% equity interest in Itá Energética S. A., the Igarapava hydroelectric power plant in the state of Minas Gerais, with 23 MW capacity and 17.9% interest and the Thermoelectric co-generation center, at the Presidente Vargas steel mill, in Volta Redonda, with installed capacity of 235 MW. This unit uses own residual gases from steel production as fuel.

These assets ensure to CSN a generation capacity sufficient to meet the group’s electricity needs.

The installation of a top-rotor shaft is under conclusion and will add 21 MW to the Group's current generation capacity. Thinking of future expansions, CSN still studies new investments in electricity generation, aiming its self-sufficiency.

5. Cement

The cement industry is complementary to steel industry and supplies the entire civil construction segment, a sector of essential relevance for the country’s economic development.

CSN Cimentos S.A. (“CSN Cimentos”), the Company’s subsidiary, by means of its first plant located in Volta Redonda/RJ sold approximately 2 million tonnes of cement in 2013, a 4% growth compared to the previous year.

The cement produced by CSN of CP-III type is currently traded in the region of Baixada Fluminense, south of the state of Rio de Janeiro, Paraíba Valley and Greater São Paulo, besides the south of the state of Minas Gerais. Currently, CSN has six distribution centers, essential factor to increase sales dissemination and ensure its competitiveness.

Net Revenues

Tables and graphs below show the Company’s consolidated net revenue:

R$ million		Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Elim./Corp.	Consolidated
2013	Domestic market	9,696	680	195	1,074	212	416	(1,025)	11,247
	Foreign market	2,697	4,617	-	-	-	-	(1,249)	6,065
	Total	12,393	5,297	195	1,074	212	416	(2,274)	17,312
2012	Domestic market	8,478	713	152	1,067	229	388	(567)	10,459
	Foreign market	2,324	3,772	-	-	-	-	(1,326)	4,770
	Total	10,802	4,485	152	1,067	229	388	(1,894)	15,228
2011	Domestic market	8,190	834	143	1,023	183	333	(565)	10,142
	Foreign market	1,287	5,022	-	-	-	-	69	6,378
	Total	9,478	5,856	143	1,023	183	333	(496)	16,520

(ii) Factors materially affecting the operating results

The most relevant sources of the Company’s revenues derive from the production and trading of steel products and iron ore. Thus, Brazil’s and the world’s economic activity level has strong influence on its results.

The largest amount of the Company’s steel sales occurs in the domestic market. Therefore, a relevant factor of influence on results is the domestic economy’s growth pace, especially the most intensive sectors in the use of steel, especially the automotive, white goods sectors and civil construction. These sectors are directly influenced by the availability and cost of credit to consumer. The macroeconomic politics decision, such as the level of interest rates, or which affect credit, such as taxes or other mechanisms are continuously monitored. The impact of infrastructure works is also a relevant factor, whether related to events, such as the World Cup and the Olympic Games or the growth of productive sectors, such as oil or civil construction, PAC works, amongst others.

Another factor of influence is the balance between world’s steel supply and demand, which determines the price levels and also influences the imports level.

In the mining sector, results are directly influenced by the balance between world’s iron ore supply and demand. The highest amount of the Company’s net revenues refers to the sale of iron ore deriving from exports mainly to Asia, especially China.

Referring to costs, metal coal and coke prices, metals such as aluminum, zinc and tin, as well as the foreign exchange rates, are relevant factors in steel production. In case of mining and logistics (railway transportation), the cost of diesel is a relevant component and as the Company has expansion projects, the cost of equipment and services is an essential variable to be monitored.

b) revenue variation attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In the steel industry, besides the international prices, other factors may affect the prices of our products, such as foreign exchange rates, import duties, domestic supply and demand.

Referring to mining, most of our sales derive from iron ore exports, therefore, pegged to the international prices.

In case of cement, revenue is in Reais and inflationary variation may modify results.

Since most of revenues derive from steel and mining sectors, the Company quantifies below the effects of changing volumes and prices over its revenues in these two segments.

In 2013, the net revenue reached R$17.3 billion, 14% higher than that recorded in previous year, mainly due to higher revenue from steel and mining segments. The steel net revenues totaled R$12.4 billion or 63% of consolidated net revenues, with sales of 6.1 million of tonnes of steel, 4.6 billion in the domestic market and 1.5 million in the foreign market (including exports and foreign sales through the subsidiaries Lusosider, CSN LLC and SWT). The mining net revenues totaled R$5.3 billion or 27% of consolidated net revenues, with sales of 25.7 million tonnes of iron ore finished products, mainly for the foreign market.

In 2012, the Company’s net revenues reached R$15.2 billion. Steel net revenues were R$10.8 billion or 63% of consolidated net revenues, with steel sales of 5.8 million tonnes. Out of this total, 77% were sold in the domestic market and 23% in the foreign market (including exports and sales overseas through subsidiaries Lusosider, CSN LLC and SWT). The mining net revenues totaled R$4.5 billion in 2012, a 26% share in the Company’s consolidated net revenues, with sales of iron ore finished products of 25.8 million tonnes, mainly to the foreign market.

In 2011, the Company’s net revenues reached R$16.5 billion. The steel net revenues were R$9.5 billion or 55% of the consolidated net revenues, with steel sales of 4.9 million tonnes. Out of this total, 86% were sold in the domestic market and 14% in the foreign market (including exports and sales overseas through subsidiaries Lusosider and CSN LLC). The mining net revenues totaled R$5.9 billion in 2011, 35% share in the Company’s consolidated net revenues, with sales of iron ore finished products of 23.8 million tonnes, mainly to the foreign market.

c) impact of inflation, price variation of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

Part of the Company's costs and expenses is pegged to the Brazilian Real, with inflation adjustment clause in the agreements.

As mentioned in item (a), the prices of certain inputs directly influence the Company’s results, especially:

  Coal, coke, pellets and metals, in case of steel industry, pegged to the U.S. dollar;
  Fuel in case of mining and railway transportation;
  Clinker in case of cement.

Besides production inputs, another relevant factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

Effects on the Company’s operating results

In 2013, the consolidated cost of products sold reached R$12,423 million, 10% up over cost of products sold in 2012, basically due to the higher volume sold by steel industry and an increase of production costs in the steel industry.

In 2012, the cost of products sold reached R$11,259 million, 15% up over the R$9,801 million recorded in 2011, basically due to:

•         R$2,271 million increase in the cost of products sold, with higher volume of steel sold and increase in the production costs of steel and mining segments;

•         R$813 million decrease with the Company’s adoption of IFRS 10 and IFRS 11.

Effects on the Company’s financial result

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million, basically due to:

  R$220 million decrease in financial revenues from R$392 million in 2012 to R$172 million in 2013;
  R$192 million increase in financial expenses, from R$2,548 million in 2012 to R$2,740 million, mainly due to the R$277 million effect due to the Company’s adhesion to the tax recovery program (REFIS) in 2013.

In 2012, the Company’s net financial results were negative at R$2,151 million, compared to a negative result of R$2,006 million in 2011, mainly due to the Company’s adoption of IFRS 10 and IFRS 11.

10.3 Relevant effects that the following events have caused or are expected to cause on the Company’s financial statements and its results:

a) introduction or disposal of operating segment

CSN entered into the long steel segment through the acquisition of Stahlwerk Thüringen GmbH (“SWT”) on January 31, 2012 for €483 million. Located in Unterwellenborn, Germany, SWT produces long steel, with production installed capacity of 1.1 million tonnes of metal shapes/year, destined to the civil construction.

b) creation, acquisition or disposal of equity interest

Acquisition of shares from companies of Grupo Alfonso Gallardo, S.L.U.

On January 31, 2012, the Company by means of its subsidiary CSN Steel acquired 100% of shares held by Grupo Gallardo in the companies (i) Dankerena Guipúzcoa, S.L. e Grupo Alfonso Gallardo Thüringen, S.L.U., Spanish holdings which jointly held 100% of shares of Stahlwerk Thüringen GmbH (“SWT”) and (ii) Gallardo Sections S.L.U. (the “Transaction”).

Transaction’s total amount was €483 million, considering the assumption of zero indebtedness.

Located in Unterwellenborn, Germany, SWT produces long steel, with production installed capacity of 1.1 million tonnes of steel shapes/year.

CSN started to consolidate SWT’s results in its financial statements as of February 2012, recording sales of 724,000 tonnes/year.

c) non-usual events or operations

At the Board of Directors’ Extraordinary Meeting held on May 10, 2012, the Board members unanimously approved the Company’s capital increase, by capitalizing part of the unrealized profit reserve, in the amount of R$2,859,052,636.29, without issuing new shares, and capital increasing from R$1,680,947,363.71 to R$4,540,000,000.00.

10.4

a) relevant changes in the accounting practices

New standards and interpretations not yet adopted

The following standards, amendments and interpretations of IFRS issued by IASB are not effective yet and were not early adopted by the Company for the fiscal year ended December 31, 2013:

Standard	Description	Effectiveness
IAS 32

"Financial Instruments: Presentation" refers to the offset of assets and liabilities. It brings further clarification to the guidance on the application contained in IAS 32, about the requirements to offset financial assets and liabilities in the balance sheet.

January 1, 2014
Revisions of IFRS 10, IFRS 12 and IAS 27

Amendments to IFRS10 define an investment entity and require that the reporting entity classified into the definition of an investment entity does not consolidate its subsidiaries, but instead, measures it subsidiaries by fair value through profit or loss in its consolidated and separate financial statements.

Amendments to IFRS 12 and IAS 27 introduce new reporting requirements to the investment entities.

January 1, 2014
IFRIC 21

It clarifies when an entity should recognize a liability for a tax when the event generating payment occurs. For a tax requiring that its payment originates due to the achievement of certain metrics, the interpretation indicates that no liability should be recognized until the metrics is achieved.

January 1, 2014
IAS 39 Revision	This revision softens the discontinuation of hedge accounting when the renewal of a derivative designated as hedge reaches certain criteria.	January 1, 2014
Amendment to IAS 36	The amendment reduces the circumstances to report the recoverable value of assets or cash generating units and clarifies the disclosures required.	January 1, 2014
IFRS 9

"Financial Instruments". IFRS 9 maintains, but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset's contractual cash flow. IAS 39 guidance on the impairment of financial assets and accounting hedge is still applicable. The amendment to IFRS 9 postponed the effectiveness date from 2013 to 2015. It also removed the obligatoriness of re-publishing comparative information and started to request additional information on transition to IFRS 9.

January 1, 2015

CPC has not issued yet the related pronouncements and changes co-related to certain new and revised IFRSs mentioned above. In view of CPC’s and CVM’s commitment to keep up to date the set of standards issued based on updates made by IASB, we expect these pronouncements and changes to be issued by CPC and approved by CVM until the date of their mandatory adoption.

As to the amendments and new standards listed in the table above, the Company estimates that its adoption will not result in relevant effects on its financial statements.

b) relevant effects of changes in the accounting practices

As of January 1, 2013, the Company adopted the IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36(R3) - “Consolidated Financial Statements” approved by CVM in December 2012 which establishes the reporting and preparation principles of the consolidated financial statements when an entity controls one or more entities and IFRS 11 - Joint Arrangements, corresponding to CPC 19(R2) - "Joint Ventures" approved by CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the agreement’s rights and obligations, instead of its legal form. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.

Therefore, since the proportional consolidation method for companies deemed as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities, Nacional Minérios S.A., MRS Logística S.A. and CBSI - Companhia Brasileira de Serviços de Infraestrutura and now record them by the equity method. In addition, in the adoption of IFRS 10 and 11, Management decided to adopt as accounting practice the removal of effects on results from transactions carried out with jointly controlled entities. As a result, part of equity in the earnings of subsidiaries was reclassified to financial expenses, cost of products sold, income tax and social contribution.

The Company also applied, as of January 1, 2013, the IFRS 12 – Disclosure of Interest in Other entities, corresponding to CPC 45 – “Disclosure of Interest in Other Entities” approved by CVM in December 2012, which requires disclosures on the nature of the Company’s interest in other entities, the risks related to these interests and the effects of these interests on profit or loss and on cash flows.

c) qualified opinion and emphasis of matter in auditor’s report:

Qualified opinion

There is no qualified opinion on the independent auditor’s report for the fiscal years ended in 2013, 2012 and 2011.

Emphasis of matter:

December 31, 2013, 2012 and 2011

The independent auditor's report emphasized that the Company's individual financial statements were prepared according to the accounting practices adopted in Brazil. These practices differ from IFRS, applicable to the separate financial statements, only referring to the valuation of investments in subsidiaries, associated companies and joint ventures by the equity method, while for the purposes of IFRS, this would be at cost or fair value.

On December 31, 2013.

Restatement of corresponding amounts

In addition, the auditors point out and the Company’s Management ratified that due to the change in the accounting policy referring to the application of the following accounting pronouncements: (i) IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Consolidated Financial Statements; (ii) IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) – Joint Ventures, the related, individual and consolidated amounts referring to the balance sheet as of December 31, 2012 and related statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added (additional information) for the fiscal year ended on that date, reported for comparison purposes, have been adjusted and restated as provided for CPC 23 – Accounting Policies, Changes in Estimates and Rectification or Errors, and the international standard IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) – Presentation of Financial Statements and the international standard IAS 1 (R) Presentation of Financial Statements.

10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments.

The Company’s critical accounting policies:

The preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) and the rules issued by the Brazilian Accounting Pronouncements Committee (CPC) requires the use of certain accounting estimates and also the judgment by the Company’s management in the process of adoption of the Company’s accounting policies.

The estimates are based on the best knowledge existing in each fiscal year. Changes in facts and circumstances may lead to a revision on these estimates. Therefore, actual results may vary in relation to the estimates presented.

The significant assumptions and estimates, which are considered by the Company’s Management as requiring a higher judgment level and having greater complexity for the preparation of financial statements are presented as follows:

(a)   Fair value of business combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair value on the acquisition date, in compliance with CPC 15(R1) “Business Combination”. Consequently, when we determine the allocation of the acquisition price, there is an adjustment to the fair value of certain items—such as inventories, property, plant and equipment, mines, present value of noncurrent assets and liabilities, among others—in accordance with valuation reports prepared by independent appraisers. The Company has 12 months (measurement term), as of the acquisition date, to additionally recognize better information on the fair value recognized on the acquisition date. The acquisition method is applied to account for each Company’s business combination. The Company recognizes non-controlling interest in its financial statements by the proportional amount of the fair value of the acquired company’s net assets.

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. If there is negative goodwill, the Company must recognize it immediately in the period’s results on the acquisition date.

(b)  Useful life of assets

Depreciation is calculated by the straight-line method, based on the remaining economic useful life of the assets in accordance with Note 10 to the consolidated financial statements. The useful lives initially established by independent experts are revised at least once per year for all units.

If some components of property, plant and equipment have different useful life, these components are separately recognized as property, plant and equipment items.

(c)      Mineral reserves and useful life of mines

The estimates of proven and probable mineral reserves are regularly evaluated and updated. These reserves are determined using generally geological accepted estimation techniques. Calculating the reserves requires the use of several assumptions by the mining team, and any changes in these assumptions can have a significant impact on recorded proven and probable reserves and useful life of mines.

(d)     Impairment of tangible and intangible assets

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization or depreciation are revised for impairment purposes whenever events or changes in circumstances show that the book value may not be recoverable. The value recognized as impairment loss corresponds to the book value of the asset exceeding its recoverable value. The latter is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are identifiable cash inflows separately (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

In the case of equity securities (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. To determine what is considered a “significant” or “prolonged” decline requires judgment, which includes the assessment of several factors such as the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including industry and segment performance, changes in technology, and operating and financial cash flows.

(e)     Post-employment and pension benefits

The pension plans granted by the Company cover essentially all its employees. The amounts recorded depend on several assumptions, determined by actuarial calculation, in accordance with CPC 33(R1) – Employee Benefits. These assumptions are described in Note 28 to the Company’s consolidated financial statements and include, among others, internal rate of return and nominal wage growth. When the benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is recognized in the statement of income at the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recognized in the income.

The Company opted to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income, which later are transferred to retained profits or losses. If the plan is extinguished, all the accumulated actuarial gains and losses are recorded in the income.

The parent company and some subsidiaries offered a post-retirement healthcare benefit to its employees. The expected costs of these benefits were accumulated during the employment period, being calculated through the same accounting method used for defined benefit pension plans.

These obligations are annually evaluated jointly with qualified independent actuaries.

(f)      Provisions

Provisions for legal proceedings are recorded only when the expectation of loss is considered probable and an amount can be safely estimated. This determination is carried out jointly by the Company’s Management and legal advisors. The estimates are duly recognized in the financial statements in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets.

The Company is party to legal suits and administrative proceedings involving tax issues which are deemed as unconstitutional, therefore the Company believes these taxes should not be paid. The amounts recorded for such tax disputes and other contingencies can undergo future changes due to developments in each case, including changes in the legislation, final court decisions specific for the Company, which in the uncertain legal Brazilian environment, as well as in other jurisdictions, require significant estimates and judgments to be made by the Company’s Management regarding the results of future events. More details on provisions can be found in Note 17 to the Company’s consolidated financial statements.

(g)    Deferred income tax and social contribution

Deferred tax is calculated based on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes. Any changes in the tax rates resulting from amendments to the legislation will lead to adjustments to the estimated deferred tax.

Deferred tax assets and liabilities are offset when there is a right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(h)     Allowance for doubtful accounts

The allowance for doubtful accounts was established in an amount considered sufficient to support possible losses. Management’s assessment of these provisions takes into account the client’s history and financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(i)       Fair value of derivative financial instruments

The Company recognizes in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Financial result”. Even though the Company uses derivatives for hedging purposes, it does not apply to hedge accounting.

With regard to fair value measurement, it is necessary to consider factors such as future foreign exchange and interest rates. To better understand the possible impacts caused by fluctuations of exchange and interest rates on the Company’s main instruments and positions, see Note 13 to the Company’s consolidated financial statements.

10.6 Internal controls adopted to ensure the preparation of reliable financial statements:

a) the degree of efficiency of these controls, indicating eventual inadequacies and measures adopted to correct them:

The Company possesses a Corporate Risk Management area, which is subordinate to the Executive Administrative Board, whose duty is to identify measure and monitor operational, financial and strategic risks, in addition to ensuring compliance with the prevailing laws and regulations and the Company’s internal policies.

Internal controls responsible for mitigating risks are executed by the operational areas and independently monitored by the Corporate Risk area, which prepares and accompanies action plans to correct any deficiencies identified and reported to the Management.

The Executive Internal Audit Board, which reports to the Board of Directors, is also responsible for monitoring internal controls through the performance of independent tests.

The Management believes in the efficiency of the internal controls adopted to ensure the quality, precision and reliability of its accounting statements.

The Management therefore believes that the Company’s accounting statements accurately represent the results of its operations, as well as its equity and financial situation on the respective dates.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report:

The independent auditor’s report for the fiscal year ended December 31, 2013 had not been completed at the moment when this Management Proposal was filed, therefore it was not possible to report its assessment on the Company’s internal controls, aiming to ensure the reliability and accurate preparation of the Company’s financial statements.

10.7 Aspects referring to eventual public offering of shares:

a) how funds resulting from the offering were utilized:
The proceeds were used to repay short-term debts, to extend the debt profile and for general corporate purposes.
b) any relevant discrepancy between the effective use of the funds and the funding proposals disclosed in the respective offering memorandum:
Not applicable.
c) in case of any discrepancy, explain the reasons for such an event:
Not applicable.

10.8 Relevant items not disclosed in the Company's financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements;

(iv) incomplete building agreements;

(v) future loan proceed agreements.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand): Take-or-Pay Agreements

			Payments in the period
Counterparty	Nature of services	Terms and conditions	2012	2013	2013	2014	2015	2016	After 2016	Total
MRS Logística	Transportation of iron ore	Contractual clause providing for guaranteed revenue on railw ay freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	142.190	100.368	214.639	214.639	107.319			536.597
MRS Logística	Transportation of steel products	Transportation of at least 80% of annual volume agreed w ith MRS.	68.248	66.047	65.516	65.516	27.298			158.330
MRS Logística	Transportation of iron ore, coal and coke	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	23.334	128.387	132.770	132.770	132.770	132.770	1.194.931	1.726.011
FCA (*)	Transportation of mining products	Transportation of at least 1,900,000 metric tons per year.	734	4.101
FCA	Rail transportation of clinker by FCA to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2.733	1.478	27.300	27.300	27.300	27.300	63.701	172.901
White Martins	Gas (oxygen, nitrogen, argon) supply	CSN undertakes to buy at least 90% of the annual volume of gas contracted with White Martins.	110.999	27.941	95.301	95.301	95.301			285.903
CEG Rio	Natural gas supply	CSN undertakes to buy at least 70% of the monthly natural gas volume.	441.804	438.504	145.416					145.416
Vale S.A	Iron ore pellet supply	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	444.642	383.327	114.962					114.962
Compagás	Natural gas supply	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	18.874	18.414	18.349	18.349	18.349	18.349	128.446	201.842
COPEL	Pow er supply	CSN undertakes to buy at least 80% of the annual energy volume contracted with COPEL.	15.202	18.697	8.553	8.553	8.553	8.553	28.510	62.722
K&K Tecnologia	Processing of blast furnace sludge generated by the pig iron manufacturing process	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	7.585	8.460	7.074	7.074	7.074	7.074	44.212	72.508
Harsco Metals	Processing of slag resulting from the pig iron and steel manufacturing process	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN's pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	40.506	42.504	15.944					15.944
Siemens	Manufacturing repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in w hole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	46.424	40.596	17.213					17.213
(*) in phase of renegotiation.
			1.363.275	1.278.824	863.037	569.502	423.964	194.046	1.459.800	3.510.349

Concession Agreements

Concession
Company	Nature of services	2014	2015	2016	2017	After 2017	Total
MRS	30-year concession, renew able for another 30 years, to provide iron ore railw ay transportation services from the Casa de Pedra mine, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,952	90,952	90,952	90,952	750,356	1,114,164
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renew able for an additional 30 years, to operate the Northeastern Brazil railroad system. This railw ay system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,296	7,296	7,296	7,296	68,702	97,886
Tecar	Concession to operate TECAR, a dry bulk terminal, one of the four terminals that make up Port of Itaguaí, located in Rio de Janeiro, for a term running through in 2022, renew able for an additional 25 years.	185,771	185,771	185,771	185,771	928,855	1,671,939
Tecon	Concession for a 25-year term initiated in July 2001, renew able for an additional 25 years, to operate the container terminal at Port of Itaguaí.	24,756	24,756	24,756	24,756	198,045	297,069
		308,775	308,775	308,775	308,775	1,945,958	3,181,058

b) other items not included in the financial statements:
Not applicable.

10.9. With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:

a) how such items change, or may change in the future, the revenues, expenses, operating result, financial expenses or other items in the Company’s financial statements:
See item 10.8
b) the nature and purpose of the operation:
See item 10.8
c) the nature and amount of the obligations assumed and rights created in favor of the Company as a result of the operation:
See item 10.8

10.10. Main elements of the Company's business plan:

a) investments, including:

(i) a quantitative and qualitative description of investments in progress and estimated investments;

(ii) sources of investment funding; and

(iii) material divestments in progress and estimated divestments.

b) acquisitions already announced of plants, equipment, patents or other assets that may materially affect the Company’s production capacity;

Quantitative and qualitative description of investments in progress and estimated investments

The Company’s operational activities require regular investments aimed at increasing its productivity and operational efficiency and expanding its productive capacity in its steel, mining, logistics, cement and energy businesses.

In 2013, the Company’s investments totaled R$2,827 million, of which R$1,659 million was invested in the Parent Company, with the following highlights:

✓  Casa de Pedra mine and Port of Itaguaí: R$638 million;

✓  Long Steel: R$351 million;

✓  Expansion of cement production capacity: R$239 million.

The remaining balance of R$1,168 million was invested in subsidiaries and jointly-owned subsidiaries, with the following highlights:

✓  Transnordestina: R$667 million;

✓  MRS: R$247 million;

✓  Container terminal - Tecon: R$115 million;

✓  Namisa: R$40 million.

In 2012, the Company’s investments totaled R$3.144 million, of which R$1.627 million was invested in the Parent Company, as follows:

✓  Expansion of the Casa de Pedra mine and Port of Itaguaí: R$381 million;

✓  Construction of long steel mill: R$454 million;

✓  Expansion of clinker mill: R$73 million.

The remaining balance of R$1.517 million was invested in its subsidiaries or jointly-owned subsidiaries, with the following highlights:

✓  Transnordestina Logística: R$984 million;

✓  MRS Logística: R$328 million.

In 2011, the Company’s investments totaled R$4.401 million, of which R$2,386 million was invested in its subsidiaries or jointly-owned subsidiaries, with the following highlights:

✓  Transnordestina Logística: R$1.691 million;

✓  MRS Logística: R$447 million;

✓  Namisa: R$100 million;

✓  CSN Cimentos: R$61 million.

The remaining balance of R$2,015 million was invested in the Parent Company, with the following highlights:

✓  Current investments: R$549 million;

✓  Expansion of the Casa de Pedra mine: R$251 million;

✓  Expansion of Port of Itaguaí: R$238 million;

✓  Long Steel: R$216 million.

The Company’s main planned investments are detailed below:

Mining (iron ore)

In a first phase, CSN intends to increase Casa de Pedra’s production capacity to 40 million tonnes of iron ore per year, while the Port of Itaguaí/RJ (Tecar) has reached a capacity of 45 million tonnes in 2013.

Steel

CSN has been diversifying its steel activities, entering the long steel segment through the start up of its long steel mill in Volta Redonda/RJ, with a production capacity for 500,000 tonnes per year, including rebar and wire rods.

With regard to long steel, CSN has expanding its service centers, having invested recently in the expansion of the hot-rolling mill in Mogi das Cruzes/SP.

Cement

In 2009, CSN Cimentos began operations of its first factory in Volta Redonda, with an annual capacity of 2.4 million tonnes, and in 2012 it produced and sold approximately 2.0 million tonnes of cement.

Furthermore, CSN plans to expand its cement production to 5.4 million tonnes per year, with the addition volume of 3 million tonnes coming from a facility integrated with the cement windmill and clinker furnace in Arcos, where the Company already operates a clinker furnace using own-mine limestone.

Transnordestina Logística S.A. – TLSA

With support from the federal government, TLSA is building Nova Transnordestina, a 1,728 km-long railway connecting the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected annual operating capacity of 30 million tonnes will play a significant role in the development of the Northeast and provide logistical support for the region's economic expansion, in the oil and by-product, grain, mining and agricultural sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A.

Recently created company with the purpose of merging the spun-off portion of Transnordestina Logística S.A. and operating the former Northeastern Network. Concession of a 30-year term, granted on December 31, 1997, renewable for an additional 30 years, to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., CSN’s subsidiary, is a hub port. According to the Brazilian Association of Public Use Container Terminals (ABRATEC), Tecon is the largest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil.

To expand Tecon, the Company is concluding the equalization of Berth 301. This project aims to transform Berth 301 into a continuous quay, allowing simultaneous operation of large vessels, which will increase the terminal’s capacity.

Energy

In the energy segment, the Company is concluding the installation of a top rotor shaft, with capacity for 21MW, in the Blast Furnace 3 of the Presidente Vargas mill, in Volta Redonda/RJ.

Sources of Funding for Investments

The Company expects to finance these investments through its own cash, public or private financing, and/or strategic partnership.

Material Divestments in Progress and Estimated Divestments

There are currently no material divestments in progress or estimated divestments.

c) new products and services, including:

(i) description of research in progress that has already been disclosed;

(ii) total amounts spent by the Company on research to develop new products or services;

(iii) projects under development already disclosed; and

(iv) total amounts spent by the Company on the development of new products or services.

CSN invests in research and development to improve its processes and products, aiming to meet new market demands and expectations of its clients. Among the products developed, the following stand out:

•         Advanced high strength DUAL PHASE 600 steel for the automotive industry;

•         Galvanized ferritic-fainitic steel FB 450 and FB 590

•         Steel sheet specially developed for aerosol sprays class TH 415

•         Automotive extra fine® CSN steel

•         Structural steel for construction — CSN ARQ CIVIL

Expenses on research for innovation of new products and services totaled R$6,042 thousand in 2013.

Projects under development:

•         Advanced high strength DUAL PHASE 800 steel for cars whose demand will increase due to the INOVAR-AUTO program of the federal government;

•         Galvanized steel for PHS (Press Hardenable Steels), thus increasing competitiveness in the demanding automotive market;

•         Interstitial Free (IF) long steel for wire rod;

•         New family of FM CSN EXTRA HARD products, aiming to expand the use of steel sheets with the CSN brand in the packaging segment.

The total amount spent in 2013 on the development of new products and services was R$13,899 thousand.

10.11 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.
All relevant and pertinent information was identified or commented on in the other items in this section.

COMPANHIA SIDERÚRGICA NACIONAL

ATTACHMENT II

ALLOCATION OF NET INCOME

Reference Date: December 31, 2013

(In accordance with Attachment 9-1-II of CVM Rule 481 of December 17, 2009)

1. Inform the net income for the fiscal year:
Net income for fiscal year 2013, before the legal reserve, was R$509,024,800.40. After the legal reserve, we have an available income of R$483,573,560.38.
2. inform the overall amount and amount per share of dividends, including prepaid dividends and interest on equity already declared:

Payment	Payment date	Amount	Gross amount (R$ per share)	Type of shares
(1) DIVIDENDS DELIBERATED ON 08/06/2013	08/15/2013	210,000,000.00	0.14404	Common shares
(1) DIVIDENDS DELIBERATED ON 11/13/2013	11/28/2013	400,000,000.00	0.27435	Common shares
(2) INTEREST ON EQUITY DELIBERATED 08/06/2013	08/15/2013	90,000,000.00	0.06173	Common shares
(2) INTEREST ON EQUITY DELIBERATED 11/13/2013	11/28/2013	100,000,000.00	0.06859	Common shares
TOTAL DIVIDENDS AND INTEREST ON EQUITY		800,000,000.00	0.54871	-

(1) Dividends distributed with authorization of the Board of Directors. Interest on equity distributed with authorization of the Board of Directors. The Company does not have preferred shares.
3. Inform the percentage of net income for the fiscal year distributed:

2013
Net income for the fiscal year	509,024,800.40
Dividends and interest on equity	483,573,560.38
Income distributed	95%

4. Inform the overall amount and amount of dividends per share distributed based on the net income for previous fiscal years:

Payment	Amount	Gross amount (R$ per share)	Type of shares
DIVIDENDS DELIBERATED ON 11/13/2013	316,426,439.62	0.21703	Common shares

5. Inform, net of prepaid dividends and interest on equity already declared:
Not applicable.

6. If dividends or interest on equity have been declared based on net income recorded in the semiannual balance sheet or balance sheets for shorter periods:
a) Inform the amount of dividends and interest on equity already declared.

Payment	Payment date	Amount	Type of shares
(1) DIVIDENDS DELIBERATED ON 08/06/2013	08/15/2013	210,000,000.00	Common shares
(1) DIVIDENDS DELIBERATED ON 11/13/2013	11/28/2013	83,573,560.38	Common shares
(2) INTEREST ON EQUITY DELIBERATED 08/06/2013	08/15/2013	90,000,000.00	Common shares
(2) INTEREST ON EQUITY DELIBERATED 11/13/2013	11/28/2013	100,000,000.00	Common shares
TOTAL DIVIDENDS AND INTEREST ON EQUITY	483,573,560.38
GROSS PAYMENT AMOUNT (R$ per share)	0.331680
b) Inform the date of the respective payments. See the table above.
7. Provide a comparative table with the following amounts per share of each type and class:
a) Net income for the fiscal year and for the three (3) previous fiscal years.
	2013	2012	2011	2010
Net Income (Loss)	509,024,800.40	(420,113,150.41)	3,706,033,124.37	2,516,376,039.97
Number of shares	1,457,970,108	1,457,970,108	1,483,033,685	1,483,033,685
Treasury shares	-	-	(25,063,577)	(25,063,577)
Net Income (Loss) per share, excluding treasury shares	0.34913	(0.28815)	2.54191	1.72594

b) Dividends and interest on equity distributed in the last three (3) previous fiscal years

Fiscal Year	Payment	Amount	Amount per share	Type of shares
2013	Dividends and Interest on Equity	800,000,000.00	0.54871	Common shares
2012	Dividends and Interest on Equity	860,000,000.00	0.58986	Common shares
2011	Dividends and Interest on Equity	1,200,000,000.00	0.82306	Common shares

8. In case net income was allocated to the legal reserve:
a) Identify the amount allocated to the legal reserve. Of the net income for the fiscal year, 5% was allocated to the legal reserve account, totaling R$25,451,240.02.
b) Detail the method used to calculate the legal reserve. Calculated based on 5% of net income.

2013
Net Income for the Yea r	509,024,800.40
Lega l Res erve - 5%	25,451,240.02

9. In case the company has preferred shares with the right to fixed or minimum dividends:
The Company does not have preferred shares.

10. In relation to the minimum mandatory dividends:

a) Describe the calculation method set forth in the bylaws.

The Article 33 of the Company’s Bylaws sets forth that the dividend distribution shall not be less than 25% (twenty-five percent) of the net income for the fiscal year, pursuant to Article 202 of Law 6,404 of December 15, 1976.

b) Inform whether they have been fully paid. Yes.
c) Inform any amount withheld. Not applicable.
11. In case the mandatory dividends were withheld:
a) Inform the amount withheld. Not applicable.
b) Describe in detail the company’s financial situation, including the aspects related to liquidity analysis, working capital and positive cash flows. Not applicable.
c) Justify the withholding of dividends. Not applicable.
12. If a portion of net income was allocated to the contingency reserve:
a) Identify the amount allocated to the reserve. Not applicable.
b) Identify any losses deemed probable and their causes. Not applicable.
c) Explain why the loss was deemed probable. Not applicable.
d) Justify the constitution of the reserve. Not applicable.

13. If a portion of net income was allocated to the unearned income reserve:
a) Inform the amount allocated to the unearned income reserve. Not applicable.
b) Inform the nature of the unearned income that originated the reserve. Not applicable.

14. If a portion of net income was allocated to the statutory reserves:

a) Describe the clauses of the bylaws that established the reserve.

The paragraph 3 of Article 30 of the Company’s Bylaws sets forth the establishment of a Working Capital Reserve, by proposal of the Management, subject to resolution at Shareholders’ Meeting, with part of the net income for the year, without prejudice to the minimum mandatory dividends.

b) Identify the amount allocated to the reserve. For fiscal year 2013, there was no allocation to statutory reserve.
c) Describe how the amount was calculated. Not applicable.
15. If the withholding of profit was provided for in the capital budget:
Not applicable.
16. If a portion of net income was allocated to the fiscal incentive reserve:
a) Inform the amount allocated to the reserve. Not applicable.
b) Explain the nature of the allocation. Not applicable.

COMPANHIA SIDERÚRGICA NACIONAL

ATTACHMENT III

Reference Date: December 31, 2013

 (In accordance with Item 13 of Attachment 24 of CVM Rule 480 of December 7,  2009)

13.1 Policies and practices for the compensation of members of the board of directors, executive board, fiscal council, statutory committees, audit, risk and financial and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice:

Board of Directors:

The Company offers compensation compatible with each position’s responsibilities, considering that the Board of Directors determines the Company’s policies and guidelines, overseeing their implementation by the Company’s executive officers.

Executive Board:

The Company guarantees competitive compensation, in line with that offered in the market to senior management, compatible with each position’s responsibilities, taking into consideration the executive’s responsibility and commitment to the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Non-Statutory Executive Board:

The Company’s compensation practices focus on ensuring both internal equilibrium (between members of management) and external equilibrium (compensation that is competitive in relation to the market) to attract, retain and motivate its executives and achieve the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Audit Committee:

The Company guarantees compensation compatible with the position’s responsibilities, considering that audit committee members have to guarantee transparency of information and render accounts to management.

b. compensation breakdown, including:

(i) a description of the compensation elements and the purpose of each;

Board of Directors:

Members of the Board of Directors receive fixed remuneration only, i.e. a monthly salary determined by the Board of Directors’ meeting, guaranteeing compensation compatible with the position. All Board members are paid the same amount, except for those who are also members of the Audit Committee and, therefore, receive an additional amount due to the exercise of both positions.

Executive Board:

Members of the Executive Board are entitled to overall annual compensation comprising a fixed portion (monthly salary) and a variable  portion (bonus based on goals achieved and other bonuses*), ensuring compensation compatible with their positions.

* Other Bonuses: The Company may eventually pay extra bonuses as part of variable compensation as recognition for specific jobs, projects or special goals, basically linked to said projects. These bonuses are usually calculated based on monthly salaries or other compensation elements compatible with the expected outcome of the project as well as the goals attributed to each executive officer.

They are also entitled to other benefits, including a health plan, dental plan, life insurance, private pension plan and an annual health checkup. The Company’s CEO is also entitled to a helicopter and two armored vehicles and driver.

Non-Statutory Executive Board:

Members of the Non-Statutory Executive Board receive fixed and variable compensation. The fixed portion includes a monthly salary, paid vacations and the mandatory 13th salary, in accordance with the labor laws, aiming to guarantee compensation compatible with their positions. The variable compensation offers the possibility to earn more than the salary, depending on the results achieved by the Company and the officer’s specific area, as well as individual performance or strategy of attraction and retention. The variable compensation is paid annually as part of the profit sharing program, ensuring compensation compatible with their positions.

Other benefits include a health plan, dental plan, life insurance, private pension plan, meal and supermarket vouchers, an annual health checkup, and bonus for voluntary vacation.

Audit Committee:

Members of the Audit Committee receive fixed remuneration only, comprising a monthly salary determined by a Board of Directors’ meeting, ensuring compensation compatible with the position.

(ii) the proportion of each component in relation to overall compensation;

In the case of members of the Board of Directors and Audit Committee, their fixed compensation represents 100% of their overall compensation.

In the case of members of the Statutory and Non-Statutory Executive Board, their fixed compensation generally corresponds to 100% of their total compensation. In certain cases, however, the proportions will be 50% fixed and 50% variable or a different ratio that better matches the executive officer’s responsibilities and the conditions agreed upon with the Company.

 (iii) methodology for calculating and adjusting each compensation element;

Board of Directors:

The fixed annual compensation of the Board of Directors' members is paid in 12 monthly installments, and there are no previously established adjustment criteria.

Statutory Executive Board:

The fixed annual compensation is paid in 12 monthly installments, besides the possibility of variable compensation, as mentioned above.

The variable compensation is paid within the calendar year in a pre-defined month, which may vary with each officer, but, in general, payment is in April of each year after the percentage of goals achieved has been verified.

The overall compensation (salary + bonus) is determined at the beginning of each 2-year mandate and may be renegotiated upon contract renewal if in the interest of both parties.

Non-Statutory Executive Board:

Fixed annual compensation is paid in thirteen monthly installments. Non-Statutory Officers also receive 33.33% of their monthly salary as a vacation payment as provided by labor legislation, and an extra 36.67% of their salary as a bonus for voluntary vacations.

Pay rises are determined based on salary variations on the executive market or based on accrued inflation in the last twelve months. Pay rises are annual. The variable compensation is paid every April, after the percentage of goals achieved has been verified, and executive officers may receive up to 12 salaries.

Audit Committee:

The fixed annual compensation of the members of the Audit Committee is paid in 12 monthly installments. There are no pre-defined adjustment criteria.

 (iv) reasons that justify each compensation element

BOARD OF DIRECTORS: fixed compensation based on market practices.

EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

NON-STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

AUDIT COMMITTEE: fixed compensation based on market practices.

NOTE: The variable compensation is based on the Company’s results, and those of the officer’s specific area, as well as individual performance.

c. main performance indicators for determining each compensation element:

Fixed compensation: the responsibilities of the position, based on evaluation through a specific methodology, conducted by an external consulting firm specialized in compensation.

Variable compensation: based on the results of the Company and each specific operational segment that may be subordinated to the executive officer or non-statutory executive officer. The indicators taken into consideration, whether relating to the Company or the operational segments, include net income, net revenue, total expenses before depreciation and EBITDA margin. A percentage of each executive officer’s variable compensation is based on pre-determined individual goals. Executive officers may also receive additional variable portion as recognition for specific jobs, projects or special goals attained.

d. the structuring of compensation to reflect the evolution of performance indicators:

At the beginning of each year, the Company defines its overall goals. Subsequently, these goals are divided, as applicable, among the Company’s different operational segments, so that each executive officer is able to negotiate the specific goals that each operational segment should achieve. In addition, each executive officer also negotiates his own individual goals to be achieved in the same fiscal year. Compliance with these goals is periodically assessed throughout the year and verified at year-end. The final assessment is one of the parameters used to calculate the variable compensation, along with the percentage achievement of each indicator described in sub-item “c” above. Maximum variable compensation is based on salary units paid to the executive officer or non-statutory executive officer, and the final amount will correspond to the level of attainment of the goals, in accordance with the scale negotiated with the executive officer or non-statutory executive officer.

It is also noteworthy that all goals established for each executive officer correspond to a certain percentage of achievement of the goals mentioned above given that, in general, 50% of the weighted average will correspond to the Company’s financial indicators and the operational segment under the responsibility of said executive officer, and the remaining 50%, to his individual performance.

e. alignment of compensation policies and practices with the Company’s interest in the short, medium and long term:

The Company’s compensation policy is in line with its short, medium and long-term interests, determined by the Strategic Management Cycle, through which goals are broken down through strategic planning, budget planning, performance follow-up and verification of results, establishing performance-based compensation. These practices are sustained due to:

  A focus on strategic objectives, involving initiatives that significantly contribute to the continuous improvement of the Company’s performance.
  Assessment and verification of the organization's results objectives foreseen in the budget and variations to judge if these objectives are being complied with.
  Determination based on a breakdown of the Company’s goals.
  Clear description, formulas and pre-defined sources, ensuring easy understanding and verification.
  Comparison of best practices and standardization of the evaluation.

These elements aim at excellence of the Company’s results.

For 2014, the Company is studying to implement a share-based variable compensation plan. The study will include the objective and all details of the program (items such as the eligible, alignment with the Company’s interests, conditions for share acquisition, criteria for establishing the acquisition and exercise price, exercise term, criteria for suspension, change or extinction of the plan, etc.).

The study will also consider if the global macroeconomic conditions are favorable for the implementation of the program in 2014.

Even through the preliminary study is oriented to a share-based program, there could be a new orientation to a different compensation model in line with the strategy of attraction and retention of managers, with the long-term goal to align the interests of the Company and those of its managers.

f. existence of compensation supported by direct or indirect subsidiaries or controlling companies:

There is no compensation supported by direct or indirect subsidiaries or controlling companies.

g. existence of any compensation or benefit bound to a specific corporate event such as disposal of the Company’s control:

There is no compensation or benefit bound to corporate events.

13.2 Total compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation for the fiscal year ended December 31, 2011 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	6.83	5.42	N/A	12.25
Fixed annual compensation	R$1,588,800	R$7,649,468	N/A	R$9,238,268
Salary or pro labore	R$984,000	R$5,342,535	N/A	R$6,326,535
Direct and indirect benefits	N/A	R$1,238,426	N/A	R$1,238,426
Participation in committees	R$340,000	R$ 0	N/A	R$340,000
Other	R$264,800	R$1,068,507	N/A	R$1,333,307
Variable compensation	N/A	R$18,988,121	N/A	R$18,988,121
Bonus	N/A	R$15,823,434	N/A	R$15,823,434
Profit sharing	N/A	R$ 0	N/A	R$ 0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$3,164,687	N/A	R$3,164,687
Post-employment benefits	N/A	R$90,779	N/A	R$90,779
Benefits due to interruption of position	N/A	R$ 0	N/A	R$ 0
Share-based compensation	N/A	R$ 0	N/A	R$ 0
Total compensation	R$1,588,800	R$26,728,367	R$ 0	R$28,317,167

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2011: 82/12 months = 6.83 members

Number of members of the Executive Board in 2011: 65/12 months = 5.42 members

Total compensation for the fiscal year ended December 31, 2012 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	6.67	6.25	N/A	12.91
Fixed annual compensation	R$1,536,000	R$9,370,291	N/A	R$10,906,291
Salary or pro labore	R$960,000	R$6,623,189	N/A	R$7,583,189
Direct and indirect benefits	N/A	R$1,422,465	N/A	R$1,422,465
Participation in committees	R$320,000	R$0	N/A	R$320,000
Other	R$256,000	R$1,324,638	N/A	R$1,580,638
Variable compensation	N/A	R$19,632,854	N/A	R$19,632,854
Bonus	N/A	R$16,360,711	N/A	R$16,360,711
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$3,272,142	N/A	R$3,272,142
Post-employment benefits	N/A	R$114,537	N/A	R$114,537
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation	N/A	R$0	N/A	R$0
Total compensation	R$1,536,000	R$29,117,682	R$0	R$30,653,682

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2012: 80/12 months = 6.67 members

Number of members of the Executive Board in 2012: 75/12 months = 6.25 members

Total compensation for the fiscal year ended December 31, 2013 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	7.00	6.00	N/A	13.00
Fixed annual compensation	R$1,641,600	R$10,860,312	N/A	R$12,501,912
Salary or pro labore	R$1,008,000	R$7,154,018	N/A	R$8,162,018
Direct and indirect benefits	N/A	R$2,275,490	N/A	R$2,275,490
Participation in committees	R$360,000	R$0	N/A	R$360,000
Other	R$273,600	R$1,430,804	N/A	R$1,704,404
Variable compensation	N/A	R$17,038,199	N/A	R$17,038,199
Bonus	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing	N/A	R$0	N/A	R$0
Participation in meetings	N/A	R$0	N/A	R$0
Commissions	N/A	R$0	N/A	R$0
Other	N/A	R$2,839,700	N/A	R$2,839,700
Post-employment benefits	N/A	R$117,712	N/A	R$117,712
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation²	N/A	R$0	N/A	R$0
Total compensation	R$1,641,600	R$28,016,222	R$0	R$29,657,822

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2013: 84/12 months = 7 members

Number of members of the Executive Board in 2013: 72/12 months = 6 members

Total Compensation – 2014 Forecast
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members¹	9.67	7.33	N/A	17.00
Fixed annual compensation	R$2,102,400	R$11,101,913	N/A	R$13,204,313
Salary or pro labore	R$1,392,000	R$7,261,796	N/A	R$8,653,796
Direct and indirect benefits	N/A	R$2,387,758	N/A	R$2,387,758
Participation in committees	R$360,000	R$0	N/A	R$360,000
Other	R$350,400	R$1,452,359	N/A	R$1,802,759
Variable compensation	N/A	R$21,841,448	N/A	R$21,841,448
Bonus	N/A	R$18,201,207	N/A	R$18,201,207
Profit sharing	N/A	R$ 0	N/A	R$ 0
Participation in meetings	N/A	R$ 0	N/A	R$ 0
Commissions	N/A	R$ 0	N/A	R$ 0
Other	N/A	R$3,640,241	N/A	R$3,640,241
Post-employment benefits	N/A	R$149,033	N/A	R$149,033
Benefits due to interruption of position	N/A	R$0	N/A	R$0
Share-based compensation²	N/A	R$43,290,955	N/A	R$43,290,955
Total compensation	R$2,102,400	R$76,383,350	R$0	R$78,485,750

¹ The number of members of each body corresponds to the annual average of the number of members of each body calculated on a monthly basis with two decimal digits.

Number of members of the Board of Directors in 2014: 116/12 months = 9.67 members

Number of members of the Executive Board in 2014: 88/12 months = 7.33 members

² Due to the impacts from the global macroeconomic scenario, the Company had to transfer to 2014 the plans to implement a Share-Based Variable Compensation Program estimated at R$43,290,955.

13.3 Variable compensation in the last three years and compensation expected for the current year for the Board of Directors, Statutory Executive Board and Fiscal Council:

Variable compensation – fiscal year ended December 31, 2011	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	5.42	N/A	5.42
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$17,258,174	N/A	R$17,258,174
Amount expected for the compensation plan – goals achieved	N/A	R$17,258,174	N/A	R$17,258,174
Actual amount booked	N/A	R$15,823,434	N/A	R$15,823,434
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2012	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	6.25	N/A	6.25
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$18,841,062	N/A	R$18,841,062
Amount expected for the compensation plan – goals achieved	N/A	R$18,841,062	N/A	R$18,841,062
Actual amount booked	N/A	R$16,360,711	N/A	R$16,360,711
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation – fiscal year ended December 31, 2013	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	6.00	N/A	6.00
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$19,139,762	N/A	R$19,139,762
Amount expected for the compensation plan – goals achieved	N/A	R$19,139,762	N/A	R$19,139,762
Actual amount booked	N/A	R$14,198,499	N/A	R$14,198,499
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A

Variable compensation projected for the current fiscal year (2014)	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	N/A	7.33	N/A	7.33
Bonus
Minimum amount expected for the compensation plan²	N/A	R$0	N/A	R$0
Maximum amount expected for the compensation plan ¹	N/A	R$18,201,207	N/A	R$18,201,207
Amount expected for the compensation plan – goals achieved	N/A	R$18,201,207	N/A	R$18,201,207
Actual amount booked
Profit sharing	N/A	N/A	N/A	N/A
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A

¹ The maximum amount expected for the variable compensation considers the achievement of 100% the goals established, and there being no additional amounts in case of achievement of more than 100% of the goals.

²The Company’s variable compensation model conditions the payment of the bonus to the achievement of a “trigger” (established each year). In case it is not achieved, the payment cannot be made in the year under consideration, which is the reason why the minimum amount expected is R$0.

13.4 Share-based compensation during the last three fiscal years and expected for the current fiscal year, paid to the members of the Board of Directors and Statutory Executive Board:

The Company did not implement in the last fiscal year a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.5 State the number of shares or other ownership interests held by members of the Board of Directors, Statutory Executive Board or Fiscal Council, either directly or indirectly, in Brazil or abroad, as well as other securities convertible into shares or other ownership interests issued by the Company, its direct or indirect controllers, subsidiaries or jointly-owned subsidiaries at the close of the last fiscal year:

COMPANY		December 31, 2013
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common shares	1,556	0	0	1,556

SUBSIDIARIES		December 31, 2013
		Board of Directors	Statutory Executive Board	Fiscal Council	Total Company
Company	Type
Vicunha Siderurgia S.A.	Common shares	1	1	0	1
Rio Purus Participações S.A.	Common shares	500	500	0	500

	Preferred shares	500	500	0	500

SUBSIDIARIES		December 31, 2013
		Board of Directors	Statutory Executive Board	Fiscal Council	Total Company
Company	Type
Cia. Metalic Nordeste	Common shares	0	1	0	1
Companhia Metalúrgica Prada	Common shares	0	1	0	1
Congonhas Minérios S.A.	Common shares	0	1	0	1
CSN Cimentos S.A.	Common shares	0	1	0	1
CSN Gestão de Recursos Financeiros Ltda.	Capital stock quotas	0	1	0	0
Estanho de Rondônia S.A.	Common shares	0	1	0	1
Mineração Nacional S.A.	Common shares	0	1	0	1
Sepetiba Tecon S.A.	Common shares	0	1	0	1

13.6 Share-based compensation for the Board of Directors and Statutory Executive Board in the last fiscal year and expected for the current fiscal year:

The Company did not implement in the last three fiscal years a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.7 Information regarding stock options held by members of the Board of Directors and Statutory Executive Board at the close of the last fiscal year:

None.

13.8 Stock options exercised and stock given as share-based compensation to members of the Board of Directors and the Statutory Executive Board in the last three fiscal years:

None.

13.9 Necessary information for the understanding of data disclosed in items 13.6 to 13.8 (including the method used for share and option pricing):

The Company did not implement in the last three fiscal years a share-based compensation plan, but it is studying the possibility of implementation, in accordance with details presented in item “13.1.e”.

13.10 Information on private pension plans granted to Board members and Statutory Executive Officers:

The Company offers its statutory executive officers the private pension plan CBS Previdência - Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional through which participants may contribute with 3% to 5% of their salary or earnings, which the Company matches 100%.

	CBS Previdência – Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional
	Board of Directors	Executive Board
Number of members(¹)	N/A	3
Name of the plan	N/A	Supplementary Benefit Mixed Plan
Number of management members entitled to retire	N/A	3
Conditions for early retirement	N/A	(2)
Updated amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$821,994.04
Total amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by management members	N/A	R$73,578.27
Early withdrawal and its conditions	N/A	Yes, members who no longer work for the Sponsor and do not receive CBS payments

(1) Executive officers on December 31, 2013

(2) Early retirement: Participants must apply to be granted the benefit of early retirement, after which payment will occur in successive monthly installments, in accordance with the conditions established in the regulations of the plan, which are available on the Intranet of the company, and it must be approved by PREVIC and published in the DOU – Federal Official Gazette, with its initial value fixed in accordance with the option for the form of receipt.

13.11 Maximum, minimum and average compensation paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council:

Justification for not completing the chart:

Information not disclosed in accordance with decision of the 5th Federal Court of Rio de Janeiro (case no. 2010.5101002888-5), in favor of IBEF - Rio de Janeiro, an institute to which the Company is affiliated.

13.12 Describe all contractual arrangements, insurance policies or compensation mechanisms for management in case of termination or retirement, indicating financial consequences incurred by the Company:

None.

13.13 Percentage of total compensation of each body, as recognized in the Company’s results, for members of the Board of Directors, Statutory Executive Board or Fiscal Council that are direct or indirect related parties of the controllers, according to all applicable accounting rules governing the matter:

	2011
	Board of Directors	Executive Board	Fiscal Council
Percentage	10.88%	47.79%	N/A

	2012
	Board of Directors	Executive Board	Fiscal Council
Percentage	11.25%	47.28%	N/A

	2013
	Board of Directors	Executive Board	Fiscal Council
Percentage	10.53%	52.30%	N/A

13.14 Amounts paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council, by body, for any reason not related to their position (i.e. commissions, consulting or advisory fees) as recognized in the Company’s result:

None.

13.15 Amounts recognized in the results of the Company’s direct or indirect controllers, jointly-controlled entities or subsidiaries, as compensation for members of the Board of Directors, Statutory Executive Board, or Fiscal Council, by body, specifying the type of payment and to whom it was paid:

Fiscal year 2011 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$336,000.00	N/A	N/A	R$336,000.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2011 – other compensations received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2012 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$182,500.00	N/A	N/A	R$182,500.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2012 – other compensations received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2013 – compensation received as a result of the exercise of position in the issuer

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	R$156,000.00	N/A	N/A	R$156,000.00
Jointly-controlled entities	N/A	N/A	N/A	N/A

Fiscal year 2013 – other compensations received, specifying the type of payment

	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controllers	N/A	N/A	N/A	N/A
Issuer’s subsidiaries	N/A	N/A	N/A	N/A
Jointly-controlled entities	N/A	N/A	N/A	N/A

13.16 Other material information:

None.

ATTACHMENT IV

In compliance with Article 10 of CVM Rule 481/2009, below is presented the information regarding the candidates nominated for election/reelection by the controlling shareholders for the positions of members of the Board of Directors, in accordance with items 12.6 to 12.10 of the Reference Form.

a) Name	b) Age	c) Profession	d) Individual Taxpayer’s ID (CPF) or Passport number	e) Position	h) Term of office	i) Other positions held	j) Nominated by controlling shareholder
Benjamin Steinbruch	60	Business administrator	618.266.778-87	Sitting member of the Board of Directors and executive officer Chairman	until the 2015 Annual Shareholders’ Meeting	CEO	Yes
Jacks Rabinovich	84	Engineer	011.495.638-34	Sitting member of the Board of Directors Vice-Chairman	until the 2015 Annual Shareholders’ Meeting	- x -	Yes
Luis Felix Cardamone Neto	49	Business administrator	042.649.938-73	Sitting member of the Board of Directors	until the 2015 Annual Shareholders’ Meeting	-x-	Yes
Fernando Perrone	66	Lawyer	181.062.347-20	Sitting member of the Board of Directors	until the 2015 Annual Shareholders’ Meeting	Member of the audit committee	Yes
Yoshiaki Nakano	69	Business administrator	049.414.548-04	Sitting member of the Board of Directors	until the 2015 Annual Shareholders’ Meeting	Member of the audit committee	Yes
Aloysio Meirelles de Miranda Filho	52	Lawyer	715.343.187-04	Sitting member of the Board of Directors	until the 2015 Annual Shareholders’ Meeting	- x -	Yes
Antonio Bernardo Vieira Maia	53	Business administrator	510.578.677-72	Sitting member of the Board of Directors	until the 2015 Annual Shareholders’ Meeting	Member of the audit committee	Yes

Resume of the nominees:

Benjamin Steinbruch.  Mr. Steinbruch has been a member of the Board of Directors since April 23, 1993, and it’s Chairman since April 28, 1995.  He has also been CSN’s CEO since April 30, 2002. Currently, he also serves as a member of the Board of Directors of Câmara Portuguesa, the first Vice-Chairman of FIESP, a position he has held since September 2004, a member of FIESP's Superior Strategic Council, a board member of Instituto Roberto Simonsen. In the last five years, Mr. Steinbruch has held the following positions: member of the Board of Directors and CEO of Vicunha Siderurgia S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Vicunha S.A., Banco Fibra S.A., Fibra Cia Securitizadora de Créditos and Fibra Cia Securitizadora de Créditos e Imobiliários, member of the Board of Directors of Textília S.A, Vicunha Steel S.A., Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Rio Purus Participações S.A., and Rio Iaco Participações S.A. (all of which are part of CSN’s controlling group), chairman of the Board of Directors of Metalúrgica Prada, Nacional Minérios S.A., Transnordestina Logística S.A., and FTL – Ferrovia Transnordestina Logística S.A., (all of which are CSN’s subsidiaries), member of the Advisory Board of Fundação CSN and member of the Board of Directors of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., and Haras Phillipson Ltda. He earned a Business Administration degree from Escola de Administração de Empresas of Fundação Getulio Vargas – SP, and completed a post-graduate program in Marketing and Finance at Fundação Getulio Vargas - SP.

Jacks Rabinovich. Mr. Rabinovich has been a member of the Company’s Board of Directors since April 23, 1993, and since April 24, 2001 he has held the position of Vice-Chairman. He has a degree in Civil Engineering from Universidade Mackenzie, with specialization in Textile Engineering from the Lowell Institute, in Massachusetts, USA.

Fernando Perrone. Mr. Perrone has been a member of the Company’s Board of Directors since September 26, 2002 and a member of the Audit Committee since June 24, 2005, of which he is currently Chairman. He served as the Infrastructure and Energy Officer at Companhia Siderúrgica Nacional from July 10 to October 2, 2002, and as an independent consultant in the infrastructure area.  In the past five years, he has been a member of the Board of Directors of Profarma - Distribuidora de Fármacos S.A, João Fortes Engenharia S.A., Energia Sustentável S.A., Transnordestina Logística S.A., and FTL – Ferrovia Transnordestina Logística S.A. He has a degree in Business Administration, a course sponsored by “Chimica” Bayer S.A., and a Law degree from Universidade Federal Fluminense. He also completed a post-graduate program in Capital Market Economics at Fundação Getulio Vargas.

Yoshiaki Nakano. Mr. Nakano has been a member of the Company’s Board of Directors since April 29, 2004 and a member of the Audit Committee since June 24, 2005.  In the past five years, he has been a professor of Economics at Fundação Getulio Vargas and Director of the Escola de Economia de São Paulo of the Fundação Getulio Vargas de São Paulo, a member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, a member of the Superior Economic Council (COSEC) of FIESP/IRS. Previously, he served as the special Secretary of Economic Issues for the Ministry of Finance and the Secretary of Finance of the State of São Paulo. He has a degree in Business Administration from Fundação Getulio Vargas and a Master’s and Doctorate from Cornell University, in the United States.

Aloysio Meirelles de Miranda Filho – Mr. Miranda Filho has been a member of the Board of Directors of the Company since April 30, 2013. He joined Ulhôa Canto Advogados Associados in 1982, a law firm of which he became a partner in 1989. He is a member of the Advisory Board of Instituto Fernando Henrique Cardoso, Instituto de Gestão Educacional of Fundação Lemann, and Instituto Empreender Endeavor. He earned a degree from Universidade do Estado do Rio de Janeiro – UERJ in 1984.

Antonio Bernardo Vieira Maia – Mr. Maia has been a member of the Company’s Board of Directors since April 30, 2013. He is also the CEO of BRG Capital Ltda. From April to December 2005, he was a member of the Board of Directors of Banque Bénédict Hentsch & Cie AS, Geneva, Switzerland. From April, 1995 to May, 2005, he served as an executive officer of Credit Suisse / Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil as an intern in 1982 and moved to New York in 1986, where he acted as Institutional Investment Analyst of Citigroup in Latin America until he became an executive officer. He was also an associate of Banco Bozano Simonsen de Investimentos from August, 1979 to December, 1981. He earned a degree in Public Administration and Business in 1981 from Fundação Getulio Vargas.

Luis Felix Cardamone Neto: Mr. Cardamone Neto has been the CEO of Banco Fibra since October 2013, and a deputy member of the Board of Directors of Transnordestina Logística S.A. since December 2013. In the past five years, he served as executive officer of Santander Financiamentos and CEO of Webmotors, from December 2011 to September 2012 he acted as Executive Vice-President of Finance, from September 2012 to October 2013 he acted as Executive Vice-President of Finance, Insurance, Payroll-Deductible Loans and Real Estate Business, cumulatively holding the positions of (i) member of the Board of Directors of Banco RCI Brasil, (ii) member of the Board of Directors of TECBAN (iii) Head of the Vehicle Financing Division of FEBRABAN, and invited member of the Board of Directors of ZURICH. He has a degree in Business Administration from Faculdade de Administração de Empresas de Santos and completed an MBA program in Finance at IBMEC.

Declarations

Legal and administrative convictions (including criminal) involving the nominees:

Mr. Benjamin Steinbruch declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Jacks Rabinovich declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Luis Felix Cardamone Neto declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Fernando Perrone declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Yoshiaki Nakano declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Aloysio Meirelles de Miranda Filho declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Mr. Antonio Bernardo Vieira Maia declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

Existence of marital or stable relationships or relationships of kinship up to the second degree between:

a) the Company’s managers
Not applicable.
b) managers of the Company and managers of direct or indirect subsidiaries of the Company
Not applicable.
c) managers of the Company or of its direct or indirect subsidiaries and direct or indirect controllers of the Company
Not applicable.
d) managers of the Company and managers of direct or indirect controllers of the Company
Not applicable.

Relationships of subordination, service provision or control in the last three fiscal years between the management of the Company and:

a) the Company’s direct or indirect subsidiaries
Not applicable.
b) the Company’s direct or indirect controller
Mr. Luis Felix Cardamone Neto is the CEO of Banco Fibra, which is under the same controlling structure of Vicunha Siderurgia, one of the controllers of the Company.
c) suppliers, customers, debtors or creditors of the Company, its subsidiaries or controllers, or the subsidiaries of any of these persons, if material
Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 2, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.